SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

NEWPORT NEWS SHIPBUILDING INC.

(Name of Subject Company)

NEWPORT NEWS SHIPBUILDING INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Including Associated Series A Participating
Cumulative Preferred Stock Purchase Rights)
(Title of Class of Securities)

652228107

(CUSIP Number of Class of Securities)

Stephen B. Clarkson, Esq.

Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, VA 23607
(757) 380-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Richard Hall, Esq.

Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

      The name of the subject company is Newport News Shipbuilding Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4101 Washington Avenue, Newport News, VA 23607, and the Company’s telephone number at this address is (757) 380-2000.

      The class of equity securities to which this Solicitation/ Recommendation Statement (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”), together with the associated rights to purchase Series A Cumulative Preferred Stock of the Company (the “Rights”) issued pursuant to the Rights Agreement dated June 10, 1998, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.), as amended from time to time (as so amended, the “Rights Agreement”). The shares of Common Stock are hereinafter referred to as the “Shares”. Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

      As of April 19, 2001, there were 35,396,356 Shares outstanding.

Item 2. Identity and Background of Filing Person

      (a)  The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

      (b)  This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated May 4, 2001 (the “Schedule TO”), filed by Grail Acquisition Corporation (the “Purchaser”), a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics”), to purchase all the outstanding Shares, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2001 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference. The Offer to Purchase states that the principal executive offices of the Purchaser and General Dynamics are located at 3190 Fairview Park Drive, Falls Church, VA 22042-4523.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

      Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) General Dynamics, the Purchaser and their respective executive officers, directors or affiliates.

      Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates

      Certain information regarding agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, are described in the Company’s Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated May 4, 2001, that is filed as Annex A to this Statement and incorporated herein by reference.

      General Dynamics and the Company have agreed to the following additional arrangements in connection with the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”) dated April 24, 2001 among the Company, General Dynamics and the Purchaser.

      Change in Control. Each of General Dynamics and the Company has acknowledged and agreed in the Merger Agreement that the consummation of the Offer and the transactions contemplated by the Merger Agreement constitute a “change in control” for all purposes under the Company’s employee benefit plans and arrangements. In connection with the Offer and the Merger, the Company has amended each of its employee benefit plans that currently include “change in control” provisions, and the Trust Agreement for Newport

News Shipbuilding Inc. Benefits Protection Plans (the “rabbi trust”), to provide that a change in control will occur upon the consummation of the Offer, in addition to the other amendments to certain plans that are described in detail below.

      Stock Options. Pursuant to the Merger Agreement, the Board of Directors of the Company (the “Company Board”) has taken action to provide that each option to purchase Common Stock, held by any director, officer or employee, granted under any stock plan of the Company or any of its subsidiaries that is outstanding and unexercised immediately prior to the acceptance for payment of Shares pursuant to the Offer, whether vested or unvested, may be surrendered immediately prior to the acceptance for payment of Shares pursuant to the Offer, with the holder of the stock option becoming entitled to receive a payment in cash from the Company, promptly but in any event within one business day following the consummation of the Offer, in an amount equal to the product of:

•	the excess, if any, of $67.50 over the exercise price per share of Common Stock subject to the stock option; and

•	the number of shares of Common Stock subject to the stock option.

      Each stock option that is not surrendered for cash as provided above, and that is outstanding and unexercised immediately prior to the completion of the merger of the Purchaser with and into the Company (the “Merger”) pursuant to the Merger Agreement, will be cancelled immediately prior to the completion of the Merger with the holder of the stock option becoming entitled to receive a payment in cash from the surviving corporation in the Merger, promptly but in any event within one business day following the completion of the Merger, in the amount as provided above.

      Other Equity-Based Awards. Pursuant to the Merger Agreement, the Company Board has taken action to provide that each right of any kind held by any director, officer or employee, whether vested or unvested, contingent or accrued, to acquire or receive Shares or to receive benefits measured by the value of a number of Shares (including restricted stock and performance shares), other than stock options, that are outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer, will fully vest (at the maximum level of possible payout, if applicable), and may be surrendered immediately prior to the acceptance for payment of Shares pursuant to the Offer, with the holder of the stock-based award becoming entitled to receive a payment in cash from the Company, promptly but in any event within one business day following the consummation of the Offer, in an amount equal to the product of $67.50 and the number of Shares subject to the stock-based award.

      Each stock-based award that is not surrendered for cash as provided above, and that is outstanding immediately prior to the completion of the Merger, will be cancelled immediately prior to the completion of the Merger with the holder of the stock-based award becoming entitled to receive a payment in cash from the surviving corporation in the Merger, promptly but in any event within one business day following the completion of the Merger, in the amount as provided above.

      As of May 4, 2001, the number of Shares subject to vested stock options held by Messrs. William P. Fricks, Thomas C. Schievelbein, Alfred Little, Jr., Stephen B. Clarkson, Charles S. Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are 324,321, 145,934, 45,564, 69,427, zero, 189,193 and 343,649, respectively. As of May 4, 2001, the aggregate number of Shares subject to unvested stock options held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of the consummation of the Offer, are 118,981, 54,464, 25,746, 25,746, 13,675, 107,330 and 147,654, respectively. The amounts payable in respect of such unvested stock options as a result of the Offer and the Merger, based on a price of $67.50 per Share (net of the applicable exercise prices) to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $3,675,539, $1,707,158, $807,801, $807,801, $212,817, $3,358,472 and $4,461,849, respectively. As of May 4, 2001, Messrs. Fricks and Clarkson hold 75,507 and 22,545 performance Shares, respectively, that are earned and would be immediately payable upon retirement on the date of this Statement without regard to the Offer or the Merger. As of May 4, 2001, the aggregate number of Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above) held by Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group, the vesting of which will accelerate as a result of the consummation of the Offer, are 109,750, 94,105, 46,565, 24,020, 15,540, 184,121 and 121,644, respectively. The amounts payable in respect of the Shares of restricted stock and unvested performance Shares (excluding the earned performance Shares that are payable upon retirement to Messrs. Fricks and Clarkson described above) as a result of the Offer and the Merger, based on a price of $67.50 per Share, to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,408,125, $6,352,088, $3,143,138, $1,621,350, $1,048,950, $12,519,970 and $8,210,970, respectively.

      Deferred Compensation Plans. In connection with the Offer and the Merger, the Company has amended its Deferred Compensation Plan and Deferred Compensation Plan for Nonemployee Directors to provide that the account balances for all participants will be valued and paid out immediately following the consummation of the Offer (with amounts notionally invested in Shares being valued for such purpose as if the per Share price was $67.50 (the “Offer Price”)). As of May 4, 2001, the approximate value of the deferred compensation that is unvested and would become vested and payable, plus the approximate increase in value of any vested deferred compensation notionally invested in Shares (based on the excess of $67.50 over the closing price per Share on April 24, 2001), immediately following the consummation of the Offer to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream, all other executive officers of the Company as a group, and all directors of the Company (including Mr. Fricks) as a group are $7,369,998, $3,914,276, $1,138,178, $1,385,773, $23,721, $4,284,004 and $7,748,675, respectively.

      Annual Incentive Plan. In connection with the Offer and the Merger, the Company has amended its Annual Incentive Plan to provide that:

(1)	immediately following the consummation of the Offer, Messrs. Fricks, Schievelbein, Little, Clarkson and Ream will each be paid full-year (not pro rated) annual bonuses assuming performance was achieved at the maximum level (the amounts that would become payable immediately following the consummation of the Offer to Messrs. Fricks, Schievelbein, Little, Clarkson and Ream are $1,430,000, $652,500, $275,000, $261,000 and $372,000, respectively);

(2)	with respect to participants who are not described in clause (1) above, upon termination of employment on or before December 31, 2001, either by the Company other than for cause or, in the case of participants in the Change in Control Severance Plan (as defined below), by such participant due to constructive termination under the Change in Control Severance Plan, the participant will be paid a pro rata annual bonus based on the higher of target or actual Company performance through termination of employment; and

(3)	with respect to participants who are not described in clause (1) above and remain employed through December 31, 2001, an annual bonus based on actual Company performance for the 2001 plan year.

      Restoration Plan. In connection with the Offer and the Merger, the Company has amended its Retirement Benefit Restoration Plan to clarify that any employees in a position designated as ECP Level 5 or above are eligible to participate in such plan.

      SERP. In connection with the Offer and the Merger, the Company has amended its Supplemental Executive Retirement Plan to clarify that full year awards paid under the Annual Incentive Plan for 2001 will be taken into account for purposes of determining benefits payable under the Supplemental Executive Retirement Plan.

      Change in Control Severance Plan. In connection with the Offer and the Merger, the Company has amended its Change in Control Severance Benefit Plan for Key Executives (referred to herein as the “Change in Control Severance Plan”) to require that the obligations accrued under the Change in Control Severance Plan be funded in the rabbi trust (which is described below), and to clarify that full year awards paid under the Annual Incentive Plan for 2001 will be taken into account for purposes of determining benefits payable under the Change in Control Severance Plan. If, immediately following the completion of the Merger, the employment of each executive officer were involuntarily terminated (including as a result of a termination without cause or due to constructive termination under the Change in Control Severance Plan), the estimated amounts of cash payments (including severance payments and any additional change in control benefits under the Retirement Benefit Restoration Plan and Supplemental Executive Retirement Plan) that could become payable to Messrs. Fricks, Schievelbein, Little, Clarkson, Ream and all other executive officers of the Company as a group as a result of the Offer and the Merger are $6,193,487, $3,986,966, $3,585,600, $2,502,902, $1,488,000 and $5,066,069, respectively. The foregoing amounts exclude any payments that may be required to be made in respect of any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

      Rabbi Trust. The rabbi trust is an irrevocable trust, the assets of which may be used only to pay amounts under certain specified benefit plans to which the rabbi trust applies, unless the Company becomes insolvent, in which case the assets in the trust will be available to satisfy the claims of creditors. In connection with the Offer and the Merger, the Company has amended the rabbi trust to provide that the amounts to be funded pursuant to the underlying trust agreement will include the estimated amount of severance or other benefits that may become payable to participants of the specified benefit plans, assuming for such purpose that such participants were terminated immediately following the consummation of the Offer under circumstances that would give rise to their entitlement to such benefits. The plans and agreements to which the rabbi trust applies are the Change in Control Severance Plan, the Deferred Compensation Plan, the Retirement Benefit Restoration Plan, the Supplemental Executive Retirement Plan and the employment agreements with Messrs. Fricks and Schievelbein.

      Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and General Dynamics, the Purchaser and their Respective Executive Officers, Directors or Affiliates

The Merger Agreement

      The following is a summary of the Merger Agreement. This summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to this Statement and incorporated herein by reference.

      The Offer. The Merger Agreement provides that the Purchaser will commence the Offer to purchase all of the outstanding Shares at the Offer Price. The Purchaser is required under the terms of the Merger Agreement to commence the Offer within seven business days after the initial public announcement of the transactions contemplated by the Merger Agreement and to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) as of the date of its commencement of the Offer.

      Pursuant to the Merger Agreement, General Dynamics is obligated to cause the Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn as soon as practicable after the Expiration Date (as defined herein) of the Offer (as extended from time to time in accordance with the provisions of the Merger Agreement). This obligation is subject to various conditions, including satisfaction of the Minimum Tender Condition (as defined herein), the HSR Condition (as defined herein) and the other conditions set forth in Annex I to the Merger Agreement and summarized below. The term “Expiration Date” means 12:00 Midnight, New York City time, on Friday, June 1, 2001, unless the Purchaser, in accordance with the provisions of the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term Expiration Date will mean the latest time and date which the Offer, as so extended by the Purchaser, will expire.

      The Offer is conditioned upon there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares that would represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase, without giving effect to any dilution that might arise from exercise of the Rights (the “Minimum Tender Condition”).

      The Offer is also subject to the condition that all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have terminated or expired (the “HSR Condition”).

      The other conditions to the Offer set forth in Annex I of the Merger Agreement are summarized below. See “The Merger Agreement — Conditions to the Offer”.

      The Purchaser has the right, subject to the terms of the Merger Agreement, to extend the Offer from time to time for one or more additional periods of not more than 10 business days (five business days if only the Minimum Tender Condition remains to be satisfied), or such longer period as may be approved by the Company, (i) if immediately before the Expiration Date, any of the conditions to the Offer shall not have been satisfied or, to the extent permitted, waived until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. If the Purchaser elects to extend the Expiration Date of the Offer when the only condition of the Offer that is not satisfied is the Minimum Tender Condition, to the extent requested by the Company, the Purchaser and General Dynamics will be deemed to have waived all other conditions. Additionally, if at the Expiration Date conditions to the Offer have been satisfied or waived and the Minimum Tender Condition has been met, the Purchaser may accept for payment all Shares validly tendered and not withdrawn and provide for a Subsequent Offering Period (as provided in Rule 14d-11 under the Exchange Act) of up to 20 business days beyond the date of acceptance for payment in order to acquire over 90% of the Shares then outstanding. Pursuant to the Merger Agreement, the Purchaser is obligated to extend the Offer in certain circumstances if conditions to the Offer have not been satisfied or waived, if such condition or conditions could reasonably be expected to be satisfied.

      Stockholder Mailings. The Company is obligated under the terms of the Merger Agreement to cause its transfer agent to provide General Dynamics with stockholder lists, mailing labels, security position listings and any available listing or computerized records containing the names and addresses of registered holders of the Shares and to provide such additional information and assistance as General Dynamics may reasonably request for the purpose of communicating the Offer to the record and beneficial owners of the Shares.

      The Merger. The Merger Agreement provides that following the completion of the Offer and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “Delaware Act”). Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of the Purchaser will cease.

      Certificate of Incorporation; Bylaws; Directors and Officers. The Merger Agreement provides that at the effective time of the Merger (the “Effective Time”), and without any further action on the part of the Company or the Purchaser, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser and the officers of the Company, immediately prior to the Effective Time, will be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, until their successors are duly elected or appointed and qualified.

      Conversion of Shares. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by the Company or any of its subsidiaries, Shares owned by General Dynamics or any of its subsidiaries and Shares for which appraisal rights have been exercised in accordance with the Delaware Act, will be converted in the Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, $67.50 in cash or such higher price, if any, as may be offered and paid in the Offer, without interest and less any taxes required to be withheld therefrom under applicable law (the “Merger Consideration”). The Merger Agreement further provides that, immediately prior to the Effective Time, all Shares owned by the Company or any of its subsidiaries and Shares owned by General Dynamics or any of its subsidiaries will be canceled and will cease to exist. At the Effective Time, each share of capital stock of the Purchaser will be converted into one share of common stock of the

Surviving Corporation. Consequently, upon the Merger becoming effective, the Company, as the Surviving Corporation, will become a wholly owned subsidiary of General Dynamics.

      Treatment of Dissenting Shares. The Merger Agreement provides that Shares outstanding immediately prior to the Effective Time that are held by persons who have complied in all respects with the provisions of Section 262 of the Delaware Act with respect to such Shares (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration but instead the holders of such Dissenting Shares will be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Act. The Merger Agreement further provides, however, that Dissenting Shares held by any person who waives, withdraws, fails to perfect or otherwise loses the right to payment of the fair value of such shares pursuant to Section 262 of the Delaware Act will be treated as if such Shares had been converted into the right to receive the Merger Consideration as of the Effective Time.

      Representations and Warranties. The Merger Agreement contains representations and warranties by the Company and General Dynamics, including representations and warranties by the Company concerning the approval of the Merger Agreement and the transactions contemplated thereby by the Company Board, the receipt of an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received pursuant to the Merger Agreement, the Company’s capitalization, the accuracy of the Company’s filings and financial statements filed with the SEC, the absence of certain liabilities, the absence of certain material adverse effects or events affecting the Company and its subsidiaries, required filings and consents, compliance with law, the absence of material litigation, employee benefit matters, tax matters, environmental matters, government and other contracts, labor matters, intellectual property and brokers.

      Covenants. The Merger Agreement contains covenants by the Company and General Dynamics, including mutual covenants by the parties to use their best efforts to consummate and make effective the transactions contemplated by the Merger Agreement, to make all required filings under the HSR Act, to provide one another with notice of any material developments affecting the ability of the parties to consummate the transactions contemplated by the Merger Agreement, to consult with one another before issuing any press release or otherwise making any public announcements with respect to the transactions contemplated by the Merger Agreement and to give all required notices to third parties and governmental entities and use its best efforts to obtain all third party and governmental consents and approvals required in connection with the transactions contemplated by the Merger Agreement. The Merger Agreement also includes covenants requiring the Company to conduct its operations in accordance with its ordinary course of business, consistent with past practice, to use its reasonable efforts to preserve the business organization of the Company and its subsidiaries intact, and to provide General Dynamics and its representatives with reasonable access at reasonable times to the premises, properties, books, records, contracts and documents of or pertaining to the Company and its subsidiaries.

      Election to General Dynamics Board. General Dynamics has agreed to elect William P. Fricks, the Chairman and Chief Executive Officer of the Company, to the Board of Directors of General Dynamics following consummation of the Offer.

      Other Potential Acquirers. The Merger Agreement contains restrictions on the ability of the Company, its subsidiaries and their respective directors, officers, employees, agents and representatives to solicit, initiate or participate in any discussions or negotiations regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any “Company Takeover Proposal.” For purposes of the Merger Agreement, a “Company Takeover Proposal” is any proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving the Company or any significant subsidiary, any proposal or offer for the issuance by the Company of a material amount of its equity securities as consideration for the assets or securities of any person or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in any voting securities of, or a substantial portion of the assets of, the Company or any of its subsidiaries.

      The Merger Agreement generally prohibits the Company, its subsidiaries and their respective directors, officers, employees, representatives and agents from soliciting, initiating or encouraging, directly or indirectly, any Company Takeover Proposal or engaging in any negotiations or discussions with, furnishing any information to or entering into any agreement with any party relating to any Company Takeover Proposal (other than certain permissible confidentiality agreements). The Merger Agreement provides, however, that the Company may participate in discussions and negotiations with, and furnish information or data to, a party submitting an offer or proposal not solicited by the Company and that did not otherwise result from a breach of the Merger Agreement and that the Company Board believes in good faith could result in a “Company Superior Proposal.” A “Company Superior Proposal” is any proposal to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction more than 50% of the combined voting power of the Shares then outstanding or all or substantially all of the assets of the Company, which proposal the Company Board has determined (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the third party making the proposal, and (ii) presents to the Company and its stockholders more favorable financial and other terms, taken as a whole, than the terms of the Merger Agreement.

      Pursuant to the terms of the Merger Agreement, the Company must, promptly upon its receipt of any Company Takeover Proposal, provide General Dynamics with the material terms and conditions of such Company Takeover Proposal, including the identity of the acquiring party. The Company must also promptly inform General Dynamics of the status and content of any discussions or negotiations involving any Company Takeover Proposal.

      The Company is prohibited under the terms of the Merger Agreement from providing any non-public information regarding the Company or any of its subsidiaries to any party making a Company Takeover Proposal unless such party enters into a written confidentiality agreement containing provisions substantially similar to those contained in the Confidentiality Agreement dated as of March 26, 2001 between the Company and General Dynamics.

      Directors and Officers Indemnification and Insurance. The Merger Agreement requires General Dynamics to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries from and against all losses, claims, damages and expenses (including reasonable attorney’s fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the consummation of the Merger to the fullest extent permitted by law. The Merger Agreement also provides that for a period of six years after the date of the consummation of the Merger, General Dynamics will cause to be maintained in effect the policies of directors’ and officers’ liability insurance currently maintained by the Company with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to such date. General Dynamics may at its discretion substitute for such policies currently maintained by the Company directors and officers liability insurance policies with reputable and financially sound carriers providing for no less favorable coverage. After the Merger, General Dynamics will indemnify the directors and officers of the Company with respect to matters relating to the Merger Agreement.

      Company Stockholders Meeting. The Merger Agreement provides that to the extent necessary to consummate the Merger, the Company is required to convene and hold a meeting of its stockholders for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby (the “Company Stockholder Meeting”) and to file with the SEC and mail to the Company’s stockholders a proxy statement and related materials (the “Proxy Statement”) with respect to such Company Stockholder Meeting. Subject to fiduciary duties of the Company Board and other requirements of applicable law, the Company Board is required to recommend in the Proxy Statement that the holders of the Shares adopt the Merger Agreement, and the Company is required to use its reasonable efforts to solicit such approval. At the Company Stockholder Meeting, General Dynamics is required to cause the Purchaser to vote all Shares then owned by it in favor of the adoption of the Merger Agreement. In the event, however, that the Purchaser owns at least 90% of the outstanding Shares following expiration of the Offer, the Merger Agreement provides that appropriate action will be taken to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the Delaware Act.

      Designation of Directors. The Merger Agreement provides that, promptly upon acquiring a majority of the outstanding Shares pursuant to the Offer, and so long as General Dynamics directly or indirectly owns a majority of the outstanding Shares, General Dynamics will be entitled, upon written request to the Company, to designate the number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding Shares owned by General Dynamics and its subsidiaries. The Company is obligated upon such request promptly to use its reasonable efforts to cause General Dynamics’ designees to be so elected. See the Information Statement attached hereto as Annex A for information concerning General Dynamics’ designees and the Company Board.

      Employee Benefit Matters. Subject to applicable collective bargaining agreements, from the consummation of the Offer until December 31, 2003, General Dynamics shall cause the current and former employees of the Company and its subsidiaries (“Employees”), except as set forth in the Merger Agreement, to receive employee benefits pursuant to the Company Plans (as defined in the Merger Agreement) in effect immediately before the consummation of the Offer. The Merger Agreement provides that from and after the consummation of the Offer, General Dynamics will assume and honor, and cause the Surviving Corporation to honor, the Company Plans in accordance with their terms as in effect immediately before the consummation of the Offer. For all purposes under the employee benefit plans of General Dynamics and its subsidiaries (including the Surviving Corporation) which provide benefits to any Employee after the Effective Time, each Employee will be credited with all years of service for which such Employee was credited under any comparable Company Plan, except to the extent that such service credits would result in a duplication of benefits. In addition, from and after the Effective Time, General Dynamics will, or will cause its subsidiaries to (i) waive any pre-existing condition limitation under any Employee Welfare Benefit Plan (as defined in the Merger Agreement) and (ii) provide each Employee with credit for any co-payments and deductibles incurred prior to the Effective Time for the calendar year in which the Effective Time occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that the Employees participate in after the Effective Time.

      Conditions of the Merger. Under the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction of the conditions that (i) the Merger Agreement has been adopted by the requisite vote of the Company’s stockholders, (ii) consummation of the Offer has occurred and (iii) neither party will be subject to any order or injunction of a court of competent jurisdiction which prohibits the Merger.

      Termination Events. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company):

      (i)    by mutual written consent of General Dynamics, the Purchaser and the Company;

      (ii)   by either General Dynamics or the Company if consummation of the Offer has not occurred on or before November 30, 2001 (the “Outside Date”), unless the Outside Date is extended by the Company to April 30, 2002 if the only conditions to the Offer not satisfied are the Minimum Tender Condition, the HSR Condition and the conditions described in clause (ii)(A) in “Conditions to the Offer” below;

      (iii)   by either General Dynamics or the Company if any court of competent jurisdiction in the United States issues a final order, decree or ruling or takes any other final action permanently enjoining, restraining or otherwise prohibiting the Offer or the Merger;

      (iv)   by either General Dynamics or the Company if the approval of the Company’s stockholders is not obtained;

      (v)    by General Dynamics prior to the consummation of the Offer if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, and such breach or failure to perform would give rise to failure of a condition to the Offer that cannot be or has not been cured within 30 days after the Company was given written notice of such breach;

      (vi)   by General Dynamics prior to the consummation of the Offer if the Company or the Company Board:

(A)	enters into any agreement, or resolves or agrees to do so, other than a confidentiality agreement as permitted under the Merger Agreement, with respect to any Company Takeover Proposal other than the Offer or the Merger;

(B)	amends, conditions, qualifies, withdraws, modifies or contradicts, or resolves or agrees to do any of the foregoing, in a manner adverse to General Dynamics or the Purchaser, its approval or recommendation of the Offer, Merger and the Merger Agreement;

(C)	solicits, approves or recommends, or resolves or agrees to do so, any Company Takeover Proposal other than the Offer or the Merger; or

(D)	violates Section 6.7 of the Merger Agreement (which relates to other potential acquirers), or resolve or agree to do so;

      (vii)   by the Company prior to the consummation of the Offer if General Dynamics breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, and such breach or failure to perform would give rise to failure of a condition to the Offer that cannot be or has not been cured within 30 days after the Company was given written notice of such breach; or

      (viii)   by the Company prior to the consummation of the Offer if at any time prior to consummation of the Offer (A) a Company Superior Proposal is received by the Company and (B) the Company complies with Section 6.7 of the Merger Agreement (which relates to other potential acquirers); provided that the Company may not terminate the Merger Agreement unless and until: (1) three business days have elapsed following delivery to General Dynamics of a written notice of such determination by the Company Board and during such three business day period the Company has given General Dynamics reasonable opportunity to discuss with the Company the Company Superior Proposal and any proposed amendments to the Merger Agreement; (2) at the end of such three business day period, the Company Takeover Proposal continues to constitute a Company Superior Proposal (taking into account any modifications to the terms proposed by General Dynamics) and the Company Board confirms its determination that it is a Company Superior Proposal; (3) following such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal; and (4) the Company prior to such termination pays to General Dynamics in immediately available funds the Termination Fee (as defined below).

      Termination Fee. The Merger Agreement provides that the Company will be obligated to pay General Dynamics a termination fee equal to $50 million if the Merger Agreement is terminated by: (1) General Dynamics for the reasons described in clause (vi) above under “Termination Events,” which payment shall be payable on the date the Merger Agreement is terminated; (2) by the Company for the reasons described in clause (viii) above under “Termination Events,” which payment shall be payable on the date the Merger Agreement is terminated; (3) (A) in the event a Company Takeover Proposal shall have been publicly announced or any person has publicly announced an intention to make a Company Takeover Proposal, (B) the consummation of the Offer shall not have occurred prior to the Outside Date, (C) on the Outside Date, the only condition to the Offer that shall not have been satisfied shall be the Minimum Tender Condition, (D) the Merger Agreement is thereafter terminated by either General Dynamics or the Company pursuant to clause (ii) above under “Termination Events” and (E) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or consummates, such Company Takeover Proposal; or (4) in the event (A) there is a publicly announced Company Takeover Proposal, (B) the Company thereafter breaches one of its covenants in the Merger Agreement, (C) General Dynamics thereafter terminates the Merger Agreement and (D) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or consummates, such Company Takeover Proposal; provided that with respect to clauses (3) and (4) no fee shall be payable by the Company until and unless the agreement is entered into or the Company Takeover Proposal is actually consummated within the 12 months following such termination and shall be payable on the earlier of (y) the date the agreement is entered into or (z) the Company Takeover Proposal is consummated.

      Amendment. Except as otherwise expressly provided for in the Merger Agreement, the Merger Agreement may be amended by the execution and delivery of a written instrument by or on behalf of General Dynamics, the Purchaser and the Company at any time before or after approval by the Company’s stockholders, provided that after approval by the Company’s stockholders, no amendment to the Merger Agreement will be made without approval of the Company’s stockholders to the extent such approval is required under the Delaware Act.

      Conditions to the Offer. Notwithstanding any provision of the Offer or the Merger Agreement to the contrary, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Shares tendered pursuant to the Offer and may (in accordance with the Merger Agreement) terminate or amend the Offer, if any one or more of the following events has occurred:

      (i) immediately prior to any scheduled or extended Expiration Date of the Offer:

           (A)  the Minimum Tender Condition shall not have been satisfied; or

           (B)  the applicable waiting period under the HSR Act shall not have expired or been terminated;

      (ii)  any of the following conditions exists as of the Expiration Date of the Offer:

(A)	there shall have been any action taken, or suit or proceeding threatened or commenced, or any statute, rule, regulation, legislation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger, in each case by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which is reasonably likely to have the effect of (1) prohibiting, or imposing any material limitations, on General Dynamics’ or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries) of all or a material portion of the Company’s and its subsidiaries’ businesses or assets as a whole, or compelling General Dynamics or the Purchaser or their respective subsidiaries to dispose of or hold separate any material portion of its Shares or of the business or assets of the Company and its subsidiaries or General Dynamics and its subsidiaries, in each case taken as a whole, other than limitations generally affecting the industries in which the Company and General Dynamics and their respective subsidiaries conduct their business, (2) prohibiting, or making illegal, consummation of the Offer or consummation of the Merger or the other transactions contemplated by the Merger Agreement, or (3) imposing material limitations on the ability of the Purchaser or General Dynamics or any of their subsidiaries effectively to exercise full rights of ownership of all or a substantial number of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders on an equal basis with all other holders of such shares and the right to hold, transfer or dispose of such shares;

(B)	since the date of the Merger Agreement, except as disclosed in the Company Disclosure Letter delivered in connection with the Merger Agreement and the Company’s SEC filings filed prior to the date of the Merger Agreement, there shall have occurred any state of facts change, development, effect, event, condition or occurrence that individually or in the aggregate has had or is reasonably likely to have a material adverse effect on the Company;

(C)	(1) the representations of the Company contained in the Merger Agreement shall not be true and correct with the same effect as if made at and as of the Expiration Date or if such representations speak as of an earlier date, as of such earlier date, except, in either such case to the extent that the breach thereof would not have a material adverse effect on the Company, or (2) the Company shall have failed to comply in material respects with its covenants and agreements contained in the Merger Agreement;

(D)	the Merger Agreement shall have been terminated in accordance with its terms; or

(E)	there shall have occurred a Distribution Date (as defined in the Rights Agreement) and the Offer Price has not been adjusted as contemplated by the Merger Agreement;

which, in any such case, and regardless of the circumstances giving rise to any such condition, make it inadvisable, in the sole and absolute discretion of General Dynamics and the Purchaser, to proceed with such acceptance for payment or payment.

      Subject to the provisions of the Merger Agreement, the foregoing conditions are for the sole benefit of General Dynamics and the Purchaser and may be asserted by the Purchaser or, subject to the terms of the Merger Agreement, may be waived by General Dynamics or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of General Dynamics or the Purchaser. The failure by General Dynamics or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may, subject to the terms of the Merger Agreement, be asserted at any time and from time to time.

Confidentiality Agreement

      The following is a summary of certain provisions of the Confidentiality Agreement, dated March 26, 2001, by and between General Dynamics and the Company (the “Confidentiality Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as an exhibit to this Statement and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

      The Confidentiality Agreement contains provisions pursuant to which, among other matters, General Dynamics has agreed, subject to certain exceptions, to keep confidential all non-public, confidential or proprietary information disclosed to General Dynamics, including analyses, compilations, forecasts, studies, notes, reports or other materials derived from the documents or information disclosed (the “Confidential Information”), and to use the Confidential Information solely for the purpose of evaluating a possible transaction (the “Transaction”) involving General Dynamics and the Company, together with any of their subsidiaries or affiliates. General Dynamics has agreed not to employ or attempt to employ or divert any employee of the Company for a period of two years from March 26, 2001.

      General Dynamics also agreed for a period of five years not to (i) acquire, agree to acquire or make any proposal to acquire securities or assets of the Company unless such acquisition, agreement or proposal is first approved by the Company Board, (ii) except at the written request of the Company, propose to enter into any merger or business combination with the Company or any of its subsidiaries; (iii) solicit proxies from stockholders of the Company or otherwise seek to control or influence the management, board of directors or policies of the Company or any of its subsidiaries, (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control or influence the Company Board or the management or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) advise, assist or encourage any other person in connection with any of the foregoing. In addition, General Dynamics agreed during such period not to request the Company to amend or waive any provisions of the provisions described in this paragraph. Pursuant to the Confidentiality Agreement, the provisions described in this paragraph terminate upon the Company entering into any agreement for the purchase by any third party of more than 50% of the voting power of the Company or the approval by the Company Board of any tender offer by a third party for equity securities representing more than 50% of the voting power of the Company.

The Rights Agreement Amendment

      Pursuant to the Merger Agreement, the Company represented that it had taken all requisite action to render the Rights inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for the expiration of the Rights upon the consummation of the Offer.

      In connection with executing the Merger Agreement, the Company has amended the Rights Agreement to provide that (i) neither General Dynamics nor any of its affiliates shall be deemed an “Acquiring Person” (as defined in the Rights Agreement) as a result of entering into the Merger Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of the Merger Agreement and (ii) the execution and delivery of the Merger Agreement or the consummation of the Offer or the Merger or of the transactions contemplated thereby will not cause a “Distribution Date” (as defined in the Rights Agreement) to occur, which would result in the Rights issued pursuant to the Rights Agreement trading separately from the Shares, or otherwise cause the Rights to become exercisable. The amended Rights Agreement also provides that, upon consummation of the Offer, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect.

      The foregoing description of the Rights Agreement, as amended, and of the Rights does not purport to be complete and is qualified in its entirety by the terms of the Rights Agreement, dated as of June 10, 1998, by and between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.), a copy of which has been filed as an exhibit to the Company’s Registration Statement on Form 8-A dated June 10, 1998 and the terms of Amendment No. 1 to the Rights Agreement, dated as of April 24, 2001, a copy of which has been filed as an exhibit to the Form 8-A/ A of the Company, dated April 25, 2001, all of which are incorporated herein by reference.

Item 4. The Solicitation or Recommendation

     Background

      Over the past several years General Dynamics and the Company have entered into certain collaborative arrangements and have, from time to time, discussed the possibility of a business combination between the Company and General Dynamics.

      The Company and Electric Boat Corporation (“Electric Boat”), a wholly owned subsidiary of General Dynamics, entered into a Team Agreement dated February 25, 1997 (the “NSSN Team Agreement”) in which they agreed to cooperate and share responsibility for the construction of the U.S. Navy’s new attack submarine, the Virginia class. The NSSN Team Agreement provides that Electric Boat will act as prime contractor and lead design yard for the program and will perform final assembly, testing, outfitting and delivery of the first and third submarines in the class. For all of the submarines in the program, Electric Boat will construct the engine room module, command and control module, and seven other sections of the ship. The NSSN Team Agreement provides that the Company will perform final assembly, testing, outfitting and delivery of the second and fourth submarines and will construct the sail, the habitability and auxiliary machinery room module and six other sections on all of the submarines in the program.

      In February 1998, the Company executed a letter agreement with Electric Boat for propulsion plant work related to the next generation of aircraft carriers. Pursuant to this letter agreement, Electric Boat is to provide a minimum of 25% of the engineering support for the Company’s propulsion plant work related to the next generation of aircraft carriers. Electric Boat has been providing approximately one-third (by man years) of such engineering support.

      On January 20, 1999, the Company publicly announced that it had entered into a definitive agreement with Avondale Industries, Inc. (“Avondale”) providing for a merger of Avondale with a subsidiary of the Company in which the Company would issue shares of Common Stock worth $35.50, subject to adjustment in certain circumstances, in exchange for each outstanding share of Avondale common stock.

      On February 10, 1999, Mr. Nicholas B. Chabraja, Chairman and Chief Executive Officer of General Dynamics, delivered a letter to Mr. William P. Fricks, Chairman and Chief Executive Officer of the Company, proposing to acquire the Company for $38.50 per share in cash. The letter stated that if the combination of the Company with General Dynamics could be accomplished through a stock-for-stock merger which would be accounted for as a pooling of interests, this would enable General Dynamics to increase the value of its offer for the Company. The letter further stated that the Company’s proposed acquisition of Avondale created possible antitrust concerns and that General Dynamics wished to discuss appropriate arrangements to ensure that the transaction with Avondale did not impede a combination of the Company with General Dynamics.

      In view of the potential regulatory issues raised by an acquisition of the Company by General Dynamics, the Company requested the U.S. Department of Defense to advise the Company whether the Department of Defense would approve a combination of the Company with General Dynamics. The Company Board determined that the Company should continue to pursue the proposed transaction with Avondale pending advice from the Department of Defense as to whether it would approve the combination of the Company with General Dynamics.

      Subsequently, at the request of the U.S. Navy, the Company agreed to adjust the target costs and sharing ratios for its contracts for refueling the aircraft carrier Nimitz and the construction of the aircraft carrier Reagan in order to reduce the cost to the U.S. Navy under these contracts, and on April 16, 1999, entered into a memorandum of understanding with the U.S. Navy to that effect.

      On April 20, 1999, the Company received a letter from the Department of Defense stating that the Secretary of Defense had concluded that at that time it would not be in the best interest of the Department of Defense for a merger of the Company and General Dynamics to proceed. The Department of Defense letter noted that, while a merger of the Company with General Dynamics offered potential for considerable cost savings, there was an opportunity for cost savings to be achieved by the Company as an independent entity. The letter stated that the Department of Defense had concluded that the opportunity for greater savings from a merger with General Dynamics was not so great as to override the management and competitive challenges the Department of Defense could face from a merger of the Company and General Dynamics. The Secretary of Defense noted that this conclusion could change if the Company was not able to become a more efficient operation in coming years.

      The Company and General Dynamics did not enter into substantive negotiations with respect to the General Dynamics proposal, which was withdrawn by General Dynamics in April 1999.

      On May 5, 1999, Litton Industries, Inc. (“Litton”) sent letters to the Company and Avondale separately offering to acquire Avondale for $38 per share in cash and to acquire the Company pursuant to a merger in which each outstanding Share would be exchanged for 0.55 of a share of Litton common stock. Later that month the Company learned that the U.S. Navy and the Department of Defense were not likely to approve an acquisition of the Company by Litton but would approve the acquisition of Avondale by Litton.

      On June 3, 1999, the Company Board determined that it would not be in the best interests of the Company and its stockholders to increase the value of the Company’s proposed transaction with Avondale in order to compete with the Litton proposal for Avondale, whereupon Avondale terminated its merger agreement with the Company in order to enter into an agreement with Litton.

      During the first half of 1999, both the U.S. Navy, on the one hand, and the Company and General Dynamics, on the other hand, were advocating, and were optimistic about the prospects of, additional Congressional funding to increase the number of new submarines to be constructed to increase the size of the U.S. Navy’s fleet. After two interim budgeting cycles with no additional funding from Congress, it appears to the Company that the present funding levels and production rates will continue for the foreseeable future, causing continued cost pressure on the U.S. Navy and causing the Company’s and General Dynamics’ shipyards to be operated at a lower than the optimal level of capacity for the foreseeable future.

      In September 1999, the Company and Electric Boat, along with several other entities, entered into a consortium agreement pursuant to which the parties agreed to perform joint research projects to co-develop an integrated shipbuilding environment. This collaboration involves the development of technology and tools to aid the participants in the shipbuilding industry in the areas of electronic commerce, smart product models, product information management systems and interoperability of computer systems.

      In June 2000, the Company and Electric Boat entered into a team agreement supplement to the NSSN Team Agreement (the “Supplemental Agreement”) to take advantage of the benefits and efficiencies being realized from their cooperative efforts in submarine construction through improved and expanded fleet support operations for all classes of submarines. Pursuant to the Supplemental Agreement, the Company and Electric Boat identified four business areas where joint participation would produce savings and efficiencies for the U.S. Navy and provide each company with new business opportunities to increase revenues. These business areas were: installation of a new sonar system on Los Angeles class submarines; vendor-assisted maintenance services on the Seawolf class of submarines; fleet maintenance and modernization of submarines; and the installation of high data rate antennas on Los Angeles class submarines. The Company and Electric Boat believed that similar cooperation in fleet support would further enhance the parties’ ability to provide cost savings to the U.S. Navy when the newly constructed Virginia class submarines enter the fleet.

      In September 2000, the Company and Electric Boat, along with the U.S. government’s Naval Surface Warfare Center, executed a consortium agreement to pursue jointly the acoustics aspects of science and technology, research and development, test and evaluation, ship design and design review, ship construction and fleet support (the “Maritime Acoustics Consortium”). The purpose of the Maritime Acoustics Consortium is to foster closer collaboration and cooperation between the Company, Electric Boat and government acoustics providers, to optimize the use of acoustic resources and to provide better planning to meet the current and future acoustic needs of the U.S. Navy.

      In late December of 2000, Mr. Chabraja telephoned Mr. Fricks, and during their conversation, Mr. Chabraja inquired about reevaluating the merits of an acquisition of the Company by General Dynamics. Mr. Fricks replied that he would give the question some thought.

      In late February or early March 2001, Mr. Chabraja and Mr. Fricks spoke by telephone regarding General Dynamics’ interest in discussions on the possibility of General Dynamics acquiring the Company.

      On March 15, Mr. Chabraja and Mr. Fricks had a meeting at which time they discussed a possible acquisition, shared their tentative views on the value of the Company and agreed on a process to further their discussions.

      On March 22, at a regularly scheduled meeting of the Company Board, Mr. Fricks informed the Company Board of the proposal from Mr. Chabraja. The Company Board authorized Mr. Fricks to continue discussions with General Dynamics.

      On March 26, the Company and General Dynamics entered into a confidentiality agreement to facilitate discussions in more detail.

      On April 10, several executives of General Dynamics and the Company, together with other representatives of the two companies, met. During that meeting, representatives of the Company made a presentation concerning the Company, its current and historical financial performance and its prospects.

      On April 17, Mr. Chabraja telephoned Mr. Fricks and proposed a cash price per Share of $67.50, or an aggregate purchase price of approximately $2.1 billion. Mr. Fricks indicated that he would be willing to present such a proposal to the Company Board provided that the parties could negotiate a mutually acceptable acquisition agreement.

      Later on April 17, counsel for General Dynamics sent a draft of an acquisition agreement to counsel for the Company.

      On April 18 and 19, Mr. Fricks telephoned each member of the Company Board to inform each director that General Dynamics had offered $67.50 per Share and to recommend entering into negotiations of the terms of an acquisition agreement. The Company Board authorized Mr. Fricks to continue negotiations with General Dynamics.

      Between April 20 and April 24, representatives of the two companies negotiated the terms of a proposed acquisition agreement.

      The Company Board met on April 24 to consider the proposed transaction. Following presentations from the Company’s management and financial and legal advisors, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

      Subsequently on April 24, the Merger Agreement was executed by General Dynamics, the Purchaser and the Company.

      On April 25, General Dynamics and the Company issued a joint press release announcing the transaction.

     Recommendation of the Board of Directors

      At a meeting held on April 24, 2001, the Company Board unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the terms of the Offer, the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and (iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

      Accordingly, the Company Board recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     Reasons for the Recommendation

      In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors. The material favorable factors were the following:

•	The recommendation of the Company’s management that the Merger Agreement, including the Offer and the Merger, be approved by the Company Board.

•	The price to be paid pursuant to the Offer and the Merger, which represented a 20% premium over the closing price of the Shares on April 20, 2001, a 31% premium over the average closing price of the Shares for the four-week period preceding April 20, 2001 and a 32% premium over the average closing price of the Shares for the six- month period preceding April 20, 2001.

•	The opinion of Credit Suisse First Boston Corporation to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $67.50 per Share in cash to be received in the Offer and the Merger by the holders of Shares (other than General Dynamics and its affiliates). The full text of the written opinion of Credit Suisse First Boston dated April 24, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached as Annex B to this Statement and is incorporated herein by reference. The opinion of Credit Suisse First Boston is addressed to the Company Board, relates only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than General Dynamics and its affiliates), and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer, how such stockholder should vote on the Merger or as to any other matter relating to the Offer and the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

•	The continuing trend towards consolidation among defense contractors, the implications of that consolidation for the Company as a stand-alone company and management’s and the Company Board’s belief that a combination with General Dynamics would make the Company a stronger participant in the defense industry.

•	Constraints on defense spending by the U.S. government, the implications of those constraints for the demand for the Company’s aircraft carriers and submarines, the potential for significant cost savings through a combination of the Company and General Dynamics and the impact of the foregoing on gaining necessary regulatory approvals of the Offer and the Merger.

•	The Company Board’s belief that General Dynamics was the most attractive acquirer of the Company, based upon General Dynamics’ existing shipbuilding business, the existing teaming arrangements between General Dynamics and the Company for the Virginia, Los Angeles and Seawolf class submarines and the cooperation between General Dynamics and the Company in nuclear propulsion systems and fleet support operations and the impact of the foregoing on the likelihood of any competing offer and on gaining necessary regulatory approvals of the Offer and the Merger. See “Background” in Item 4.

•	The Company’s ability to entertain other acquisition proposals if certain conditions are satisfied, including that the acquisition proposal was not solicited by the Company and the Company Board determines that the proposal may lead to a Company Superior Proposal. See “The Merger Agreement — Other Potential Acquirers” in Item 3.

•	The Company’s right to terminate the Merger Agreement prior to consummation of the Offer to enter into an acquisition transaction with a third party that the Company Board determines to be a Company Superior Proposal if the Company pays a termination fee of $50 million to General Dynamics. See “The Merger Agreement — Termination Events” in Item 3.

•	The right of the Company to terminate the Merger Agreement if the Offer is not consummated by November 30, 2001, which date may be extended at the Company’s election until April 30, 2002. See “The Merger Agreement — Termination Events” in Item 3.

      The Company Board weighed the foregoing factors against the following negative considerations:

•	The position taken by the Department of Defense in opposition to the General Dynamics proposal to acquire the Company in February 1999, the risk that the Offer and the Merger may not be consummated, and the resulting consequences to the Company, including the possible adverse impact on the market price of the Shares.

•	The covenant in the Merger Agreement restricting the Company’s ability to solicit or entertain other potential acquisition proposals unless certain conditions are satisfied. See “The Merger Agreement — Other Potential Acquirers” in Item 3.

•	The fact that the Company did not solicit alternative proposals from third parties, and consideration of whether parties other than General Dynamics would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger.

•	The provision in the Merger Agreement requiring the Company to pay a $50 million termination fee if the Merger Agreement is terminated under certain circumstances. See “The Merger Agreement — Termination Fee” in Item 3.

•	The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the consummation of the Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger. See “The Merger Agreement — Covenants” in Item 3.

      The Company Board also considered the following:

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

•	Possible strategic alternatives to the Offer and the Merger, including continuing to operate as an independent company or a business combination with another company.

•	The commitment of General Dynamics to continue certain employee benefit plans of the Company at least until the end of 2003 and to accord certain rights to the Company’s employees under employee benefit plans of General Dynamics that may be made available to them. See “The Merger Agreement — Employee Benefits” in Item 3.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

      In addition, the Company Board considered the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s stockholders. The Company Board did not believe that these interests should affect its decision to approve the Merger in light of the fact that such interests are primarily based on contractual arrangements which were in place prior to the negotiation of the Merger Agreement and the Company Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests. See “Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates” in Item 3.

      The foregoing discussion of the material factors considered by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Company Board may have assigned different weights to different factors.

     Intent to Tender

      To the Company’s knowledge, all its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all the Shares held of record or beneficially owned by them, except to the extent tendering would result in liability under Section 16(b) of the Exchange Act and except that certain Company employee benefit plans that hold Shares (and that may be deemed “affiliates” of the Company) will be required to tender or not tender Shares as directed by employees in accordance with the applicable plan documents.

Item 5. Persons/ Assets Retained, Employed, Compensated or Used

      (a)  Credit Suisse First Boston has been retained by the Company as its financial advisor in connection with the Offer and the Merger and related matters. Pursuant to the terms of this engagement, the Company has agreed to pay Credit Suisse First Boston for its financial advisory services upon consummation of the Merger an aggregate fee equal to a percentage of the total consideration, including liabilities assumed, to be paid by General Dynamics in the Offer and the Merger. It is currently estimated that the aggregate fee payable to Credit Suisse First Boston will be approximately $11.7 million. The Company also has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses incurred by Credit Suisse First Boston in performing its services, including the fees and expenses of counsel, incurred in connection with its engagement. The Company has also agreed to indemnify Credit Suisse First Boston and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws.

      Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse First Boston has in the past provided investment banking services to the Company unrelated to the proposed transaction, for which services it received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may trade securities of General Dynamics and the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

      Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

      (a)  No transactions in the Shares have been effected during the last 60 days by the Company other than the purchase by Newport News Shipbuilding Inc. Stock Employee Compensation Trust of 7,000, 8,000, 9,500, 10,000, 15,000, 15,000 and 6,000 Shares at an average per Share price of $48.4479, $48.7175, $47.7611, $47.6435, $49.2308, $49.0733 and $48.3317 on March 26, March 27, March 28, March 29, March 30, April 2 and April 3, respectively.

      (b)  Other than as set forth on Annex C hereto, no transactions in the Shares have been effected during the last 60 days, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

      (a)  Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

      (b)  Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information.

      See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder attached as Annex A to this Statement.

Item 9.  Material to be Filed as Exhibits

Exhibit No.

(a)(1)(A)	Offer to Purchase dated May 4, 2001 (filed as Exhibit (a)(1)(i) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(iii) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(5)(i) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the Schedule TO and incorporated herein by reference).
(a)(1)(G)	Summary Advertisement published on May 4, 2001 (filed as Exhibit (a)(5)(v) to the Schedule TO and incorporated herein by reference).
(a)(2)	Letter to stockholders from William P. Fricks dated May 4, 2001.*
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Opinion of Credit Suisse First Boston Corporation dated April 24, 2001 (Included as Annex B hereto).*
(a)(5)(B)	Information Statement pursuant to Section 14(f) of the Exchange Act (Included as Annex A hereto).*
(e)(1)	Agreement and Plan of Merger, dated as of April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated April 24, 2001, and incorporated herein by reference).

Exhibit No.

(e)(2)	Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).
(e)(3)	Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company’s Form 8-A/A dated April 25, 2001, and incorporated herein by reference).
(g)	Not Applicable.

*	Mailed to stockholders.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWPORT NEWS SHIPBUILDING INC.

By:	/s/ STEPHEN B. CLARKSON

Name: Stephen B. Clarkson
Title: Vice President, General Counsel and Secretary

Dated: May 4, 2001

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 4, 2001 (filed as Exhibit (a)(1)(i) to the Schedule TO of General Dynamics Corporation and Grail Acquisition Corporation filed with the Securities and Exchange Commission on May 4, 2001 (the “Schedule TO”), and incorporated herein by reference).
(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(ii) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(i) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(5)(i) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute From W-9 (filed as Exhibit (a)(5)(iii) to the Schedule TO and incorporated herein by reference).
(a)(1)(G)	Summary Advertisement published on May 4, 2001 (filed as Exhibit (a)(5)(v) to the Schedule TO and incorporated herein by reference).
(a)(2)	Letter to stockholders from William P. Fricks dated May 4, 2001.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Opinion of Credit Suisse First Boston Corporation dated April 24, 2001 (Included as Annex B hereto).
(a)(5)(B)	Information Statement pursuant to Section 14(f) of the Exchange Act (Included as Annex A hereto).
(e)(1)	Agreement and Plan of Merger, dated as of April 24, 2001, among General Dynamics, the Purchaser and the Company (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated April 25, 2001, and incorporated herein by reference).
(e)(2)	Confidentiality Agreement, dated March 26, 2001, between General Dynamics and the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).
(e)(3)	Amendment No. 1, dated as of April 24, 2001, to the Rights Agreement dated as of June 10, 1998, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.) (filed as Exhibit 2 to the Company’s Form 8-A/A dated April 25, 2001, and incorporated herein by reference).
(g)	Not Applicable.

ANNEX A

NEWPORT NEWS SHIPBUILDING INC.

4101 WASHINGTON AVENUE
NEWPORT NEWS, VA 23607

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF NEWPORT NEWS SHIPBUILDING INC.’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO NEWPORT NEWS SHIPBUILDING INC.

GENERAL

      This information statement (the “Information Statement”) is being mailed on or about May 4, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Newport News Shipbuilding Inc., a Delaware corporation (the “Company”), to the holders of record of the common stock of the Company, par value $0.01 per share (the “Company Common Stock”, which term shall include the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company). The Schedule 14D-9 relates to the Offer to Purchase dated May 4, 2001 of Grail Acquisition Corporation (the “Purchaser”), a wholly owned subsidiary of General Dynamics Corporation (“General Dynamics”) to purchase the Company Common Stock (the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by General Dynamics to the Company Board. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2001, among General Dynamics, the Purchaser and the Company (the “Merger Agreement”).

      The Merger Agreement provides that, promptly following the purchase of and payment for not less than a majority of the issued and outstanding shares of Company Common Stock on a fully diluted basis by General Dynamics or its subsidiaries pursuant to the Offer, General Dynamics will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding shares of Company Common Stock owned of record by General Dynamics and its subsidiaries. The Company has agreed in the Merger Agreement to use its reasonable efforts to cause General Dynamics’ designees (and any replacement designees in the event that any such designee shall no longer be on the Company Board) to be elected to the Company Board (the “General Dynamics Designees”), including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company will also, upon request of General Dynamics or the Purchaser, use its reasonable efforts to cause the General Dynamics Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, under the terms of the Merger Agreement at least two members of the Company Board who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries must remain members of the Company Board until the closing of the merger of the Purchaser with and into the Company.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A, which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

VOTING SECURITIES OF THE COMPANY

      The Company Common Stock is the only class of voting securities of the Company outstanding. Each share of Company Common Stock has one vote. As of April 19, 2001, there were 35,396,356 shares of Company Common Stock outstanding (including 33,912 shares of Company Common Stock that were subject to restricted stock grants).

THE GENERAL DYNAMICS DESIGNEES

      The information contained in this Information Statement concerning General Dynamics and the Purchaser has been furnished to the Company by General Dynamics or the Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

      General Dynamics has informed the Company that the General Dynamics Designees will be selected by General Dynamics from among any of the directors and executive officers of General Dynamics set forth below. The following table sets forth certain information with respect to individuals General Dynamics may designate as the General Dynamics Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with General Dynamics. Unless otherwise indicated, the business address of each such person is c/o General Dynamics Corporation at 3190 Fairview Park Drive, Falls Church, Virginia 22042-4563, their telephone number at that address is (703) 876-3000 and each such person is a citizen of the United States.

Name and Age of
Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Gen. Julius W. Becton, Jr. (74) 7737 Jewelweed Court Springfield, VA 22152	Director of General Dynamics since 1997. Retired. Superintendent of the District of Columbia Public Schools from November 1996 to May 1998. President of Prairie View A&M University in Texas from 1989 to 1994. Retired in 1983 from the U.S. Army as Lieutenant General. Director of The Wackenhut Corporation.
Nicholas D. Chabraja (58)	Director of General Dynamics since 1994. Chairman and Chief Executive Officer of General Dynamics since June 1, 1997. Vice Chairman of General Dynamics from December 1996 to May 1997. Executive Vice President of General Dynamics from 1994 to December 1996. Senior Vice President and General Counsel of General Dynamics from 1993 to 1994. Director of Ceridian Corporation.
James S. Crown (47) Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director of General Dynamics since 1987. General Partner since 1985 of Henry Crown and Company (Not Incorporated) (diversified investments). Director of Bank One Corporation and Sara Lee Corporation.
Lester Crown (75) Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director of General Dynamics since 1974. President of Henry Crown and Company (diversified investments) since 1973. Director of Maytag Corporation.

Name and Age of
Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Charles H. Goodman (67) Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director of General Dynamics since 1991. Vice President since 1987 of Henry Crown and Company (diversified investments). Vice President since 1973 of CC Industries, Inc. (real estate, diversified manufacturing, and cellular telephone systems). Director of Alltel Corporation.
George A. Joulwan (61) 2107 Arlington Ridge Road Arlington, VA 22202	Director of General Dynamics since 1998. Retired General, U.S. Army. Supreme Allied Commander, Europe, from 1993 to 1997. Commander-in-Chief, Southern Command, from 1992 to 1993. Olin Professor, National Security, U.S. Military Academy at West Point since August 1998. Senior Advisor, Global USA Inc. (consulting) from January 1998 to October 1998.
Paul G. Kaminski (58) Chairman & CEO Technovation, Inc. 6691 Rutledge Drive Fairfax Station, VA 22039	Director of General Dynamics since 1997. Under Secretary of U.S. Department of Defense for Acquisition and Technology from 1994 to 1997. Chairman and Chief Executive Officer of Technovation, Inc. (consulting) since 1997. Senior Partner, Global Technology Partners, LLC (investment banking) since 1998. Director of DynCorp, Condor Systems, Inc. and Veridian Corporation.
James R. Mellor (71) 6903 Rockledge Drive Bethesda, MD 20817	Director of General Dynamics since 1981. Retired. Chairman and Chief Executive Officer of General Dynamics from 1994 to June 1997. President and Chief Executive Officer of General Dynamics from 1993 to 1994. President and Chief Operating Officer of General Dynamics from 1991 to 1993. Director and Chairman of the Board of USEC Inc. (global energy). Director of Bergen Brunswig Corporation, Computer Sciences Corporation, and Net2Phone Inc.
Carl E. Mundy, Jr. (65) 9308 Ludgate Drive Alexandria, VA 22309	Director of General Dynamics since 1998. Retired. Commandant of the U.S. Marine Corps from 1991 to 1995. President and Chief Executive Officer of the World USO from May 1996 to March 2000. Director of Schering-Plough Corporation. Director or trustee of six investment companies in the Nations Funds mutual fund complex. Chairman of Marine Corps University Foundation.
Carlisle A. H. Trost (71) 11 Compromise Street Annapolis, MD 21401	Director of General Dynamics since 1994. Retired. Chief of Naval Operations, U.S. Navy, from 1986 to 1990. Director of GPU, Inc.
G. Kent Bankus (58)	Vice President — Government Relations of General Dynamics since April 1993.
W. W. Boisture, Jr. (56)	Executive Vice President of General Dynamics since July 1999. President and Chief Operating Officer, Gulfstream Aerospace Corporation, since December 1998. Executive Vice President, Gulfstream Aerospace Corporation, from February 1994 to December 1998.

Name and Age of
Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Kenneth C. Dahlberg (56)	Executive Vice President and Group Executive, Information Systems and Technology, of General Dynamics since March 2001. Executive Vice President for Business Development and President, Raytheon International, from January 2000 to March 2001. President and Chief Operating Officer, Raytheon Systems Company, from December 1997 to December 1999. President of Weapons Systems Segment, Hughes Aircraft Company, from September 1994 to December 1997.
David K. Heebner (55)	Vice President — Strategic Planning of General Dynamics since January 2000. Lieutenant General and Assistant Vice Chief of Staff, U.S. Army, from July 1997 to November 1999. Director of Program Analysis and Evaluation, Office of the Chief of Staff, U.S. Army, from August 1994 to July 1997.
Michael J. Mancuso (58)	Senior Vice President and Chief Financial Officer of General Dynamics since March 1997. Vice President and Chief Financial Officer of General Dynamics from November 1994 to March 1997.
Walter M. Oliver (55)	Vice President — Human Resources and Administration of General Dynamics since January 2001. Senior Vice President Human Resources, Ameritech Corp., from April 1994 to December 2000.
Kendell Pease (56)	Vice President — Communications of General Dynamics since May 1998. Rear Admiral and Chief Information Officer, U.S. Navy, from August 1992 to May 1998.
David A. Savner (57)	Senior Vice President, General Counsel and Secretary of General Dynamics since May 1999. Senior Vice President — Law and Secretary of General Dynamics from April 1998 to May 1999. Senior Partner of Jenner & Block from May 1987 to April 1998.
Arthur J. Veitch (54)	Senior Vice President of General Dynamics since September 1999. Vice President of General Dynamics and President of Land Systems from February 1997 to September 1999. Vice President of General Dynamics and Senior Operating Officer of Land Systems from August 1995 to February 1997.
John K. Welch (50)	Senior Vice President of General Dynamics since January 2000. Vice President of General Dynamics and President of Electric Boat from October 1995 to January 2000.

      General Dynamics has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, General Dynamics may choose additional or other General Dynamics Designees, subject to the requirements of Rule 14f-1.

      None of the General Dynamics Designees is currently a director of, or holds any position with, the Company. General Dynamics and the Purchaser have advised the Company that, to the best of their knowledge, none of the General Dynamics Designees or any of his affiliates (i) has a familial relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), except as may be disclosed herein.

      General Dynamics and the Purchaser have advised the Company that none of the General Dynamics Designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

      Set forth below is the ownership, as of March 30, 2001 (except as otherwise stated), of the number of shares and percentage of Company Common Stock beneficially owned by (i) each director of the Company, (ii) each executive officer of the Company whose name is set forth on the Summary Compensation Table, (iii) all executive officers and directors of the Company as a group and (iv) all persons beneficially owning more than 5% of the outstanding Company Common Stock. Each General Dynamics Designee who beneficially owns shares of Company Common Stock is also set forth below.

	Shares of Company
	Common Stock		Aggregate Percentage
	Owned(a)		Owned(b)

William P. Fricks	467,155	(c)(d)	1.32%

Hon. Gerald L. Baliles	8,674	(c)	*

Hon. Charles A. Bowsher	3,163	(c)	*

Leon A. Edney, Admiral (Ret.)	6,574	(c)	*

Dr. William R. Harvey	8,574	(c)	*

Hon. Shirley Ann Jackson	372	(c)	*

Hon. Joseph J. Sisco	8,900	(c)	*

Stephen R. Wilson	6,962	(c)	*

Thomas C. Schievelbein	213,759	(c)(d)	*

Alfred Little, Jr.	77,196	(c)(d)	*

Stephen B. Clarkson	108,009	(c)(d)	*

William G. Cridlin, Jr.	84,146	(c)(d)	*

All directors and executive officers as a group (18 persons)	1,251,636	(c)(d)	3.54%
Cascade Investment LLC & William H. Gates III
2365 Carillion Point, Kirkland, WA 98033 &

Microsoft Way, Redmond, WA 98052	2,562,900	(e)	7.24%

Charles H. Goodman	1,376	(f)	*

(a)	Except as described in the notes below, each director, executive officer and 5% holder has sole voting and dispositive power over the shares beneficially owned, as set forth in this column.

(b)	Except as indicated, each person or group beneficially owns less than 1% of the outstanding Company Common Stock. All percentages are based on 35,396,356 shares of Company Common Stock outstanding and entitled to vote at the Annual Meeting as of March 30, 2001.

(c)	Includes options held by Messrs. Fricks, Baliles, Bowsher, Edney, Wilson, Schievelbein, Little, Clarkson and Cridlin and Drs. Harvey, Sisco and Jackson, which may be exercised on or before June 9, 2001, to acquire 324,321, 4,999, 1,332, 2,999, 4,999, 145,934, 45,564, 69,427, 40,564, 4,999, zero and zero shares of Company Common Stock, respectively. All directors and executive officers as a group have options, which may be exercised on or before June 9, 2001, for 793,767 shares of Company Common Stock.

(d)	Includes shares held under the Company’s 401(k) plan. Shares in the Company’s 401(k) plan held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were 16,787, 2,507, 1,625, 4,152 and 4,790, respectively. All directors and executive officers as a group held 40,708 shares in the 401(k) plan.

(e)	The number of shares owned is as reported in Schedule 13G filed by Cascade Investment LLC and William H. Gates III with the SEC on February 18, 2000. All shares may be deemed beneficially owned by William H. Gates III as the sole member of Cascade Investment LLC. Cascade Investment LLC & William H. Gates III reported shared voting and dispositive power for all shares beneficially owned.

(f)	Mr. Goodman, a director of General Dynamics and a General Dynamics Designee, is the President of a registered investment adviser which has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 1,376 shares of Company Common Stock. Mr. Goodman disclaims beneficial ownership of these shares.

THE CURRENT MEMBERS OF THE COMPANY BOARD

      The Company Board currently consists of eight members and is divided into three classes. At each annual meeting, the term of one class expires. The 2001 Annual Meeting of Stockholders is scheduled for May 18, 2001.

Class II (to serve until the 2001 Annual Meeting of Stockholders)

      Leon A. Edney, Admiral (Ret.) served in the United States Navy for 39 years, last serving as Supreme Allied Commander Atlantic (NATO) and Commander-in-Chief, U.S. Atlantic Command from May 1990 to August 1992. From August 1988 to May 1990 he served as the Vice Chief of Naval Operations. Admiral Edney retired from the Navy in August 1992. From September 1992 to April 1994 Admiral Edney served as a defense consultant to the U.S. Navy and from May 1994 to July 1995 he served as Vice President of Loral Company. He currently serves as a director of Armed Forces Benefit Services Inc., OrinCon Industries, the Armed Services YMCA, San Diego, as Chairman of the Board of the Naval Aviation Museum Foundation, as Capstone Senior Fellow and as a trustee of the Naval Academy Foundation. He was previously the Distinguished Leadership Chair-United States Naval Academy, a director of the Retired Officers Association, and Senior Fellow at the Center for Naval Analysis. Admiral Edney is 66 years old and has been a director of the Company since January 1997.

      Hon. Joseph J. Sisco has been a partner of Sisco Associates, a management-consulting firm, since January 1980. Previously he served as President and Chancellor of the American University and was employed by the United States Department of State for 25 years, last serving as Under Secretary of State for Political Affairs. He is also a director of Braun AG. Dr. Sisco served as a director of Tenneco Inc. from 1977 until his retirement from the Tenneco Board in May 1996. He was also a director of The Interpublic Group of Companies, Inc. and Raytheon Company until 1997. Previously he was a director of The Gillette Company and GEICO Corporation. Dr. Sisco is 81 years old and has been a director of the Company since October 1996.

Class III (to serve until the 2002 Annual Meeting of Stockholders)

      Hon. Gerald L. Baliles has been a partner with the law firm of Hunton & Williams since February 1990. From 1986 until January 1990 he served as Governor of the Commonwealth of Virginia. While Governor, he served as Chairman of the National Governors’ Association from 1988 to 1989. He currently serves as Chairman of the Richmond Regional Transportation Advocacy Board, a member of the Council on Foreign Relations, a director of Norfolk Southern Corporation, on the United States Council for International Business and on The Greater Richmond World Affairs Council. He has served as Chairman of the Public Broadcasting Service (PBS) and as a member of The Atlantic Council of the United States and the

Washington Airports Task Force. Governor Baliles is 60 years old and has been a director of the Company since January 1997.

      Hon. Charles A. Bowsher served as the Comptroller General of the United States from 1981 to 1996. Prior to his appointment as Comptroller General, Mr. Bowsher served as Assistant Secretary of the Navy for Financial Management and was a partner in the accounting and auditing firm of Arthur Andersen LLP. Currently he serves on the boards of American Express Bank, DeVry Inc., the Hitachi Foundation, the Concord Coalition and the Committee for a Responsible Federal Budget. Mr. Bowsher is 69 years old and has been a director of the Company since August 1999.

      Hon. Shirley Ann Jackson has been the President of Rensselaer Polytechnic Institute, Troy, New York, since July 1999. Dr. Jackson served as Chairman of the U. S. Nuclear Regulatory Commission (NRC) from July 1995 to July 1999, and as Chairman of the International Nuclear Regulators Association (INRA) from May 1997 until May 1999. Prior to that, she was Professor of Physics at Rutgers University, New Brunswick, New Jersey, concurrently serving as a consultant in semiconductor theory at AT&T Bell Laboratories, and conducted research in physics at AT&T Bell Laboratories. Dr. Jackson currently serves as a director of Federal Express Corp., Sealed Air Corporation, SCI Systems and USX Corporation. She is a member of the Board of Trustees of The Brookings Institution and the Massachusetts Institute of Technology. Dr. Jackson is 54 years old and has been a member of the Company Board since July 2000.

Class I (to serve until the 2003 Annual Meeting of Stockholders)

      William P. Fricks has served as Chairman and Chief Executive Officer of the Company since January 1997. Prior to that he was Chief Executive Officer from November 1995 and President and Chief Operating Officer from September 1994. Mr. Fricks first joined Newport News in 1966. He was appointed Senior Vice President in 1988 and Executive Vice President in 1992. Mr. Fricks is a member of the Propeller Club of the United States and serves on the Board of the Naval Submarine League. He is a Life Member of the Navy League of the United States and of the Surface Navy Association, a member of the Council of the American Bureau of Shipping, and is past Chairman of the Board of Directors of the American Shipbuilding Association. Mr. Fricks is on the Board of Directors of the Hampton Roads Partnership, the WHRO Foundation and serves on the Board of Trustees of The Mariners’ Museum. He is a member of the Virginia Business Council and the Virginia Business Higher Education Council. Mr. Fricks is 56 years old and has been a director of the Company since October 1996.

      Dr.  William R. Harvey has been President of Hampton University, in Hampton, Virginia, since July 1978. He is also the owner of the Pepsi-Cola Bottling Company of Houghton, Michigan. Dr. Harvey currently serves as a director of the First Union National Bank-Mid-Atlantic Region and Trigon Blue Cross Blue Shield of Virginia. Previously he served on the President’s National Advisory Council on Elementary and Secondary Education, the Defense Advisory Committee on Women in the Service, the Fund for the Improvement of Postsecondary Education, the Commission on Presidential Scholars, the President’s Advisory Board on Historically Black Colleges and the U.S. Department of Commerce Minority Economic Development Advisory Board. Dr. Harvey previously held the positions of Administrative Vice President of Tuskegee University, Administrative Assistant to the President of Fisk University and as Assistant for Governmental Affairs to the Dean at Harvard University’s Graduate School of Education. Dr. Harvey is 60 years old and has served as a director of the Company since January 1997.

      Stephen R. Wilson has served as Executive Vice President and Chief Financial Officer of Bridge Information Systems in New York, New York, since January 2000. From February 1998 until October 1999 he served as the Group Finance Director of Reckitt & Colman plc. Before that, he served as the Executive Vice President and Chief Financial Officer of Reader’s Digest Association, Inc. from April 1995 to September 1997. From March 1993 to April 1995 he served as the Executive Vice President and Chief Financial Officer of RJR Nabisco, Inc. From October 1990 until March 1993 Mr. Wilson served as Senior Vice President, Corporate Development of RJR Nabisco. Mr. Wilson is 54 years old and has been a director of the Company since January 1997.

COMMITTEES OF THE COMPANY BOARD

      The Company Board has four standing committees, which have the following responsibilities and authority:

      Audit Committee. The Audit Committee has the responsibility, among other things, to (i) review the performance and recommend the selection or replacement of the Company’s independent public accountants (the “Accountants”), (ii) review and approve the scope of the Accountants’ audit activity and extent of non-audit services and the fees and other compensation to be paid to the Accountants for those activities and services, (iii) review with management and the Accountants, both within and out of the presence of the Company’s management, the adequacy of the Company’s accounting systems and internal controls and the effectiveness of the Company’s internal audit plan and activities, (iv) review with management and the Accountants the results of the Company’s annual audits and its audited annual and unaudited quarterly financial statements and exercise general oversight of the Company’s financial reporting processes, (v) require and receive from and discuss with the Accountants the Accountants’ written disclosures delineating all relationships between the Accountants and the Company, including those that may impact the objectivity and independence of the Accountants, and report and make recommendations to the full Company Board with respect to the Audit Committee’s assessment of the Accountants’ independence, (vi) review with management litigation and other legal matters that may affect the Company’s financial condition, (vii) monitor compliance with the Company’s business conduct and other policies and (viii) conduct special reviews into any matters within the Audit Committee’s scope of responsibilities and make recommendations to the Company Board with respect to the results of such reviews. The members of the Audit Committee are Messrs. Wilson, Edney and Bowsher and Drs. Sisco and Jackson. Mr. Wilson is the Chairman of the Audit Committee.

      Compensation and Benefits Committee. The Compensation and Benefits Committee (the “Compensation Committee”) has the responsibility, among other things, to (i) establish the salary rates of officers and certain other employees of the Company, (ii) examine periodically the compensation structure of the Company and (iii) supervise the welfare, pension and compensation plans of the Company. The members of the Compensation Committee are Messrs. Bowsher and Wilson and Drs. Harvey and Sisco. Dr. Sisco is the Chairman of the Compensation Committee.

      Nominating and Management Development Committee. The Nominating and Management Development Committee (the “Nominating Committee”) has the responsibility, among other things, to (i) review possible candidates for election to the Company Board and recommend a slate of nominees for election as directors at the Company’s Annual Meeting of Stockholders, (ii) review the function and composition of the other committees of the Company Board and recommend membership on such committees and (iii) review the qualifications and recommend candidates for election as officers of the Company. The Company’s stockholders may recommend nominees for election to the Company Board pursuant to the Company’s By-laws. The members of the Nominating Committee are Messrs. Baliles and Edney and Drs. Jackson and Harvey. Governor Baliles is the Chairman of the Nominating Committee.

      Executive Committee. Other than certain matters assigned to the Compensation Committee, the Executive Committee has, during the intervals between meetings of the Company Board, the authority to exercise all the powers of the Company Board that may be delegated legally to it by the Company Board in the management and direction of the business and affairs of the Company. The members of the Executive Committee are Messrs. Fricks, Baliles and Wilson. Mr. Fricks is the Chairman of the Executive Committee.

      During 2000, there were six meetings of the Company Board, four meetings of the Audit Committee, four meetings of the Compensation Committee, four meetings of the Nominating Committee and no meetings of the Executive Committee. During 2000, or the portion of 2000 during which each director served, each director attended at least 75% of the aggregate number of meetings of the Company Board and meetings of committees of the Company Board on which he or she served.

COMPENSATION OF DIRECTORS

      All directors who are not also employees of the Company are paid a director’s fee of $30,000 per annum, $14,500 in cash and the remainder in restricted shares of Company Common Stock, and an attendance fee of $1,500, plus expenses, for each meeting of the Company Board and an attendance fee of $1,000, plus expenses, for each committee meeting attended. Each director who serves as chairman of a committee of the Company Board is paid an additional fee of $4,000 per annum per chairmanship.

      Directors who are not also employees of the Company each receive an initial grant of 2,000 stock options upon joining the Company Board and an additional 2,000 stock options annually. Directors who are not also employees of the Company each receive a one-time grant of 1,000 shares of restricted stock upon joining the Company Board.

      During the pendency of the Offer, restricted shares and options will not be granted to directors.

      As of the date of this Information Statement, the weighted average exercise price of the vested and exercisable options held by the directors of the Company (including Mr. Fricks) as a group is $20.27.

CERTAIN TRANSACTIONS

      Governor Baliles, a director of the Company, is a partner in the law firm of Hunton & Williams. Hunton & Williams provided legal services to the Company during the last fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons owning more than 10% of the Company’s Common Stock to file reports of ownership and changes in ownership of Company Common Stock and derivative securities of the Company with the SEC and the New York Stock Exchange (the “NYSE”). All directors and executive officers filed on a timely basis all reports required to be filed in 2000, except for a single report of a single sale of Company stock in August 2000, which was inadvertently filed late by Mr. Stephen R. Wilson, a member of the Company Board.

EXECUTIVE COMPENSATION

Newport News Shipbuilding Inc. Compensation and Benefits Committee

Report on Executive Compensation

      The Compensation Committee of the Company Board, which consists entirely of non-employee directors, provides the following report on executive compensation. Under the Compensation Committee’s supervision, the Company has developed and implemented the executive compensation philosophy, policies, plans and programs described below.

Compensation Philosophy

      The Company has established a basic philosophy for executive compensation to reward executives primarily based upon their ability to improve the financial performance of the Company and increase stockholder value. The Compensation Committee believes this pay-for-performance philosophy will appropriately link the interests of executives with those of stockholders.

      Accordingly, the Company’s executive compensation program has been structured to:

•	Align the total compensation paid to the Company’s executives with the Company’s business goals, including (but not limited to) operating income, cash flow, earnings per share, stock price growth, business development, quality of earnings, equal employment opportunity, leadership development and health, safety and environmental.
•	Reinforce a pay-for-performance culture through significant short- and long-term incentives. Performance-based pay constitutes the significant majority of compensation opportunities available to all of the Company’s senior executives. For performance above target, executives have significantly higher award opportunities. For performance below target, award opportunities are significantly reduced and below certain levels, no award may be earned. Greater emphasis is placed on incentives that reward executives for sustained long-term performance.

•	Strengthen the linkage between stockholders’ and executives’ interests through stock-based incentives and stock ownership requirements. A significant portion of each executive’s on-going compensation will be derived from stock-based compensation, including stock options and performance shares, which require stock price growth and/or achievement of earnings per share growth before any value is received by executives. These stock-based incentives also contain vesting requirements, which aid in the retention of key executive talent. Additionally, each executive is required to achieve and maintain certain stock ownership levels, which vary with executive level.

•	Attract and retain high quality executive talent by providing competitive total compensation. The on-going compensation program provides total compensation levels at market medians (50th percentile) when the Company achieves targeted performance objectives. However, Company performance above established performance objectives can result in a total compensation package that is above market medians. Conversely, Company performance below established performance objectives can result in a total compensation package significantly below market medians.

      Under this structure, the Company’s executive compensation program has been designed to provide total compensation at competitive levels from three primary sources — base salary, annual cash incentive awards and long-term, stock-based incentive awards, such as stock options and performance shares. The following is a description of each of the components of the program.

Base Salary

      The Compensation Committee reviews annually base salaries for senior executives. Each executive’s base salary, and any adjustments thereto, is based on a review of (i) the executive’s sustained level of performance, (ii) demonstration of leadership competencies, (iii) judgments as to the executive’s past and expected future contributions to the Company and (iv) market survey data for comparable positions. Salary recommendations for senior executives are developed under the direction of the Chief Executive Officer and approved by the Compensation Committee. However, the base salary of the Chief Executive Officer is set by the Compensation Committee alone.

      Data on competitive market salaries are provided annually to the Compensation Committee by an independent executive compensation consultant. Survey data are derived from a sample of similarly sized organizations within the same or highly related industries (the “Comparator Group”). The Comparator Group consists of organizations within the shipbuilding, defense and heavy manufacturing industries. The companies comprising the Comparator Group are not necessarily the same companies in the peer group indices in the performance graph included in this Information Statement. Such indices are intended to provide a relative comparison of the Company’s total return to shareholders and are not necessarily indicative of the Company’s market for executive talent. Comparator Group survey data are supplemented by other published market survey data.

      In keeping with the Company’s performance-based compensation philosophy (i.e., placing greater emphasis on variable rather than fixed pay), salaries for the Company’s senior executives, including the named executives, are at or below market medians (50th percentile) for similar positions at companies of similar size in the Comparator Group.

Annual Incentives

      The primary purpose of the Company’s Annual Incentive Plan (“AIP”) is to provide executives with an incentive to promote the success of the Company through an opportunity to earn additional cash compensation based on achieving key Company goals. Annual incentive plan opportunities (targets) are also established using Comparator Group and other market survey data. The Company’s AIP provides that Company executives will receive cash payments under the Plan if the Company meets specified performance goals. These goals will typically consist of (but not be limited to) one or more of the following financial measures:

operating income, operating cash flow, earnings per share, return on equity, return on investment, and net income. Larger payouts may be earned if Plan goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if Plan goals are not met.

      In addition, the level of awards earned through the attainment of financial goals can be adjusted, upward or downward, based on the Company’s performance related to other important business objectives including health and safety, equal employment opportunity, environmental, leadership development, business development and quality of earnings.

      The Compensation Committee is responsible for establishing performance measures and performance targets at the beginning of each year, for evaluating performance against these targets, and for determining individual awards for senior executives earned under the AIP. Individual incentive awards are based on Company performance against targets, both financial and non-financial, and evaluations of individual performance. The Compensation Committee exercises its discretion in performing these reviews and in determining the amount of actual awards, if any.

      For 2000, the principal financial measures were operating income (weighted 60%) and operating cash flow (weighted 40%). Actual performance on these measures exceeded budgeted performance for 2000 resulting in awards to executives, including all named executives, averaging 28% above targeted levels.

Long-term Incentives

      The Company’s long-term, stock-based incentive plan is designed to align a significant portion of the executive’s total compensation with stockholder interests. The Newport News Shipbuilding Inc. Stock Ownership Plan, and its successor Newport News Shipbuilding Inc. 1998 Stock Incentive Plan, provide the flexibility to grant long-term incentives in a variety of forms, including stock options, performance shares, restricted stock, stock appreciation rights, and other stock-based incentive vehicles. Periodically, the Compensation Committee establishes the types and levels of long-term incentives it believes are most likely to support the achievement of the Company’s performance and total compensation objectives. At increasing levels of executive responsibility, it is the Compensation Committee’s intent that executives derive a larger percentage of total compensation from long-term, stock-based incentive vehicles. Long-term incentives granted in 2000 were a combination of stock options and performance shares. Incentive opportunities were graduated by executive level. The number of options and performance shares granted in 2000 to each executive was based on a review of the grant levels and practices for a Comparator Group described earlier in this report. Based on the Company’s pay philosophy, the opportunities for the Company’s executive officers are targeted somewhat above the median of the market.

      Earnings per share (“EPS”) is the performance measure used to determine actual performance share awards earned under the Plan. Payout levels are based upon performance against EPS goals over a three-year period. Larger payouts are earned if EPS goals are exceeded. Conversely, smaller payouts (or no payout) may be earned if EPS goals are not met.

      Performance shares granted in 1998 were to be earned based on the Company’s EPS performance for the years 1998-2000. Based on the Company’s outstanding EPS performance for this period, awards were earned at levels significantly above target.

Executive Stock Ownership

      The Compensation Committee believes that stockholder interests are enhanced through executive stock ownership. Accordingly, the Compensation Committee has established stock ownership requirements for the Company’s key executives. The share requirements are defined as a multiple of each executive’s base salary. The multiple varies with level of executive responsibility from four times base salary at the highest executive level (“CEO”) to one times base salary at the lowest executive level. All of the named executive officers included in the Summary Compensation Table have exceeded established stock ownership requirements.

CEO Compensation

      The Compensation Committee established the compensation level for Mr. Fricks using data for CEOs in the Comparator Group as a benchmark. Mr. Fricks’s cash compensation target opportunity (salary plus annual incentive) is below the market median while long-term, stock-based compensation target opportunities are above the market median. This approach corresponds to the Company’s stated philosophy of substantially emphasizing performance-based pay and stockholder alignment over fixed pay. Total compensation opportunities approximate the market median. Annually, Mr. Fricks is eligible to receive compensation under the AIP and stock-based incentive grants consistent with the provisions of the Stock Ownership Plan based on performance against pre-established targets approved by the Compensation Committee.

      For 2000, the Committee increased Mr. Fricks’s salary to $610,000, which was an 8.9% increase from his $560,000 salary in 1999. The Compensation Committee considered this salary adjustment appropriate in view of market data and Mr. Fricks’s sustained level of performance and effectiveness in providing strategic leadership to the Company. Mr. Fricks’s base salary remains somewhat below the median for his peers in the Comparator Group. However, as described earlier, his total compensation opportunity approximates the market median.

      In recognition of the exceptional Company performance achieved in 2000 under Mr. Fricks’s leadership, the Compensation Committee granted Mr. Fricks an annual incentive award of $800,000. Also, annual stock awards (options and performance shares) were made to Mr. Fricks on the same basis as those made to other executives as described above. Mr. Fricks, and other eligible executives, also received a payout for performance shares earned based upon the three-year performance cycle that ended December 31, 2000. As noted elsewhere in this Information statement, the payout based on EPS performance was significantly above target.

Deductibility of Compensation

      For federal income tax purposes, publicly held corporations are not permitted to deduct compensation paid to any named executive in excess of $1 million unless the compensation is performance-based. Stock options and performance share grants under the Company’s Stock Ownership Plan and the 1998 Stock Incentive Plan described earlier in this Information statement are designed and administered to maintain deductibility under Section 162(m) of the Internal Revenue Code.

      The Committee believes it is in the best interests of the stockholders to maintain discretionary control over the annual cash portion of executive compensation and that the decrease in any tax liability that would result from further action to reduce exposure to the $1 million limitation would be insufficient to warrant a change to the present compensation system.

      The Compensation Committee believes the overall design of the compensation program appropriately links executive and stockholder interests. The Committee will regularly evaluate the program to ensure continued future alignment.

Compensation and Benefits Committee

Hon. Joseph J. Sisco (Chairman)
Hon. Charles A. Bowsher
Dr. William R. Harvey
Stephen R. Wilson

COMPENSATION OF EXECUTIVE OFFICERS

      The following Summary Compensation Table sets forth the remuneration paid by the Company (i) to the Chairman and Chief Executive Officer of the Company and (ii) to each of the four other most highly compensated executive officers of the Company during the three fiscal years ended December 31, 2000.

Summary Compensation Table

					Long-term Compensation

		Annual Compensation			Awards		Payouts

				Other Annual	Restricted	Securities	LTIF	All Other
Name and		Salary	Bonus	Compensation	Stock	Underlying	Payouts	Compensation
Principal Position	Year	($)(a)	($)(a)	($)(b)	($)	Options(#)	($)(c)	($)(d)

William P. Fricks	2000	610,000	800,000	31,906	—	80,780	4,199,148	1,358,679
Chairman and Chief	1999	560,000	850,000	27,489	—	61,040	1,017,500	310,915
Executive Officer	1998	540,000	685,000	23,347	—	68,515	—	109,850

Thomas C. Schievelbein	2000	410,000	400,000	23,874	—	38,050	2,139,288	677,529
Executive Vice President	1999	381,000	430,000	24,204	—	28,820	543,290	150,071
and Chief Operating Officer	1998	365,000	358,000	17,695	—	35,870	—	57,860

Alfred Little, Jr.	2000	260,500	170,000	11,675	—	18,040	936,808	286,999
Vice President — Human	1999	241,500	194,000	12,161	—	13,600	244,475	61,023
Resources and EH&S	1998	231,500	165,000	10,037	—	16,685	—	42,452

Stephen B. Clarkson	2000	251,000	161,000	11,431	—	18,040	936,808	270,685
Vice President, General	1999	241,500	185,000	13,324	—	13,600	244,475	49,817
Counsel and Secretary	1998	231,500	156,000	10,428	—	16,685	—	37,063

W. G. Cridlin, Jr.	2000	210,500	139,500	8,700	—	18,040	936,808	242,561
Vice President and General	1999	203,000	141,000	8,015	—	13,600	244,475	64,239
Manager — Submarine Programs	1998	195,000	130,000	7,881	—	16,685	—	35,674

(a)	Includes amounts contributed by the named executives to the Company’s 401(k) and deferred compensation plans in the case of salary, and deferred compensation plan in the case of bonus.

(b)	Amounts reported under the column represent amounts reimbursed for the payment of taxes. Executives also received certain perquisites from the Company during each reportable year, the cost of which for each named executive did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of that executive as reported in the table above.

(c)	Includes two awards: (i) an annual award of performance shares that was earned based on the Company’s EPS performance over a three-year performance period and (ii) a special, one-time performance share award following the Company’s spin-off from its parent company that was earned based on the Company’s stock price performance. This latter award was intended to focus executive attention on stockholder value and provide for the retention of key executives through vesting requirements.

(d)	The amounts shown in this column for 2000 include the following: amounts contributed or paid by the Company under the Company’s 401(k), ESOP, and deferred compensation plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $1,322,294, $661,489, $278,614, $258,595 and $234,567, respectively, although all amounts contributed are not vested; amounts imputed as income for federal income tax purposes under the Company’s group life insurance plan for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $11,666, $2,937, $1,924, $5,629 and $1,533, respectively; and dividend equivalents accrued or paid on performance shares held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin were $24,719, $13,103, $6,461, $6,461 and $6,461, respectively.

Option Grants in 2000

      The following table sets forth the number of stock options to acquire Company Common Stock that were granted in 2000 to the following persons named in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

	Individual Grants (a)
					Potential Realizable
	Number				Value at Assumed annual
	of	% of Total			Rates of Stock Price
	Securities	Options			Appreciation for Option
	Underlying	Granted to	Exercise or		Term
	Options	Employees in	Base Price
Name	Granted(#)	Fiscal Year (b)	Per Share($)	Expiration Date	5%($)	10%($)

William P. Fricks	80,780	13.69%	25.4375	1/2/2010	1,292,279	3,274,888

Thomas C. Schievelbein	38,050	6.45%	25.4375	1/2/2010	608,705	1,542,578

Alfred Little, Jr.	18,040	3.06%	25.4375	1/2/2010	288,595	731,356

Stephen B. Clarkson	18,040	3.06%	25.4375	1/2/2010	288,595	731,356

W. G. Cridlin, Jr.	18,040	3.06%	25.4375	1/2/2010	288,595	731,356

(a)	All options vest ratably over three years beginning with the first anniversary of the original grant date.

(b)	Based on 589,916 options granted to all employees in 2000.

Aggregate Option Exercises in 2000 and 2000 Year-end Option Values

      The following table provides information as to options exercised by each of the named executive officers of the Company during 2000 and the number of securities underlying unexercised options and the value of unexercised, in-the-money options as of December 31, 2000. The Company has not granted any stock appreciation rights.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options At Fiscal		In-the-Money Options
	Shares	Value	Year-End(#)		at Fiscal Year-End ($)(b)
	Acquired on	Realized on
Name	Exercise(#)	Exercise($)(a)	Exercisable	Unexercisable	Exercisable	Unexercisable

William P. Fricks	—	—	338,209	144,313	11,805,559	3,562,742

Thomas C. Schievelbein	—	—	159,453	69,221	5,527,336	1,711,664

Alfred Little, Jr.	12,600	417,601	26,456	32,669	901,689	807,780

Stephen B. Clarkson	22,851	765,086	53,319	32,669	1,789,486	807,780

W. G. Cridlin, Jr.	51,880	801,991	24,456	32,669	705,372	807,780

(a)	Value realized is equal to the difference between the option exercise price and the fair market value of Company Common Stock on the date of exercise multiplied by the number of options exercised. The payment of related withholding taxes is not reflected in the table.

(b)	The value of unexercised stock options reflects the difference between the exercise price of unexercised in-the-money options and the price of Company Common Stock as of year-end. Options are in the money if the fair market value of the underlying Company Common Stock exceeds the exercise price of the option. As of December 31, 2000, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin was $17.09, $17.34, $17.92, $18.44 and $23.16, respectively. As of the date of this Information Statement, the weighted average exercise price of the vested and exercisable options held by Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin and all other executive officers as a group is $20.02, $20.56, $23.44, $20.47, $24.76 and $21.96, respectively.

Long-Term Incentive Plan

Performance Share Awards in 2000

      The following table shows the threshold, target and maximum number of shares of Company Common Stock that can be earned based on performance shares granted in 2000. The number of shares earned depends upon the achievement of earnings per share objectives approved by the Company Board.

		Performance or
	Numbers of Shares,	Other Period Until	Estimated Future Payout
	Units or Other	Maturation or
Name	Rights (#)	Payout (a)	Threshold (#)	Target (#)	Maximum (#)

William P. Fricks	23,760	3 years	128	23,760	47,520

Thomas C. Schievelbein	11,190	3 years	3,357	11,190	22,380

Alfred Little, Jr.	5,310	3 years	1,593	5,310	10,620

Stephen B. Clarkson	5,310	3 years	1,593	5,310	10,620

W. G. Cridlin, Jr.	5,310	3 years	1,593	5,310	10,620

(a)	January 1, 2000 through December 31, 2002.

Performance Graph

      The following graph presents a comparison of the cumulative total stockholder return for calendar years ended December 31, 1996, 1997, 1998, 1999 and 2000 as compared to the Standard & Poors 400 (Midcap) Stock Index and the Standard & Poors Aerospace/ Defense 500 Stock Index. The Company is a component of both indices. These figures assume that all dividends paid over the performance period were reinvested, and that the starting value of each index and the investment in Company Common Stock was $100 on December 31, 1996. The graph is not, and is not intended to be, indicative of future performance of Company Common Stock. Performance for years prior to 1997 is not shown, because the Company’s shares did not trade publicly until December 11, 1996.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG NEWPORT NEWS

SHIPBUILDING INC., S&P 400 (MIDCAP) INDEX AND
S&P AEROSPACE/ DEFENSE 500 INDEX(a)

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00

Newport News Shipbuilding	$100	$171	$226	$187	$348

S&P 500 Aerospace/Defense	$100	$103	$79	$77	$114

S&P 400 Midcap	$100	$132	$158	$181	$202

(a)	Total return equals stock price appreciation plus reinvested dividends.

Pension Plan Table

      The following table sets forth the aggregate estimated annual benefits payable to the named executives upon normal retirement (at age 65 with at least five years of participation) pursuant to the Company’s qualified retirement and non-qualified restoration plans, calculated based on compensation covered under the plans and years of service with the Company.

Years of Participation

Remuneration	5	10	15	20	25	30	35

$200,000	$16,000	$31,000	$47,000	$63,000	$79,000	$94,000	$110,000
300,000	24,000	47,000	71,000	94,000	118,000	141,000	165,000
400,000	31,000	63,000	94,000	126,000	157,000	189,000	220,000
500,000	39,000	79,000	118,000	157,000	196,000	236,000	275,000
600,000	47,000	94,000	141,000	189,000	236,000	283,000	330,000
700,000	55,000	110,000	165,000	220,000	275,000	330,000	385,000
800,000	63,000	126,000	189,000	251,000	314,000	377,000	440,000
900,000	71,000	141,000	212,000	283,000	354,000	424,000	495,000
1,000,000	79,000	157,000	236,000	314,000	393,000	471,000	550,000
1,100,000	86,000	173,000	259,000	346,000	432,000	519,000	605,000
1,200,000	94,000	189,000	283,000	377,000	471,000	566,000	660,000
1,300,000	102,000	204,000	306,000	409,000	511,000	613,000	715,000
1,400,000	110,000	220,000	330,000	440,000	550,000	660,000	770,000
1,500,000	118,000	236,000	354,000	471,000	589,000	707,000	825,000
1,600,000	126,000	251,000	377,000	503,000	629,000	754,000	880,000
1,700,000	134,000	267,000	401,000	534,000	668,000	801,000	935,000
1,800,000	141,000	283,000	424,000	566,000	707,000	849,000	990,000

      The benefits set forth above are computed as a straight life annuity and are based on years of service with the Company and the employee’s final average compensation (salary and bonus) for the executive’s last five years of employment with the Company.

      Benefits under the Company’s retirement plans are subject to an offset for benefits accrued under the Company’s former parent’s retirement plans but are not subject to any reduction for Social Security.

      In connection with the Offer and the Merger, the Company has amended the Retirement Benefit Restoration Plan. See “Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates — Restoration Plan” under Item 3 of the Schedule 14D-9.

      Certain executive officers of the Company, selected by the Compensation Committee of the Company Board, participate in the Company’s non-qualified supplemental executive retirement plan (“SERP”), adopted on March 30, 1999. Full benefits under the SERP are payable only to those executives who retire at or after age 60 with at least five years of service and participation in the SERP. Currently, all of the named executives participate in the SERP. The SERP provides a total pension of (a) up to 50% of average compensation (salary and bonus) for the executive’s highest three of the last five years of employment, or (b) the pension that would be provided by the qualified retirement plan, without regard to IRS limitations on plan compensation or benefits, whichever is greater. It is estimated that, at normal retirement, Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin will receive annual retirement benefits under the SERP, in addition to benefits indicated in the Pension Table above, of $45,597, $99,506, $150,396, $129,081 and $10,890, respectively. SERP benefits are net of retirement benefits payable under the Company’s qualified retirement and non-qualified restoration plans and the Company’s former parent’s retirement plans.

      The number of years of credited participation under the Company’s qualified retirement and non-qualified restoration plans for Messrs. Fricks, Schievelbein, Little, Clarkson and Cridlin are 33, 12, 13, 9 and 31, respectively. In the case of Mr. Fricks, the method of calculating years of credited service has been changed from prior years to reflect changes in Mr. Fricks’ employment agreement which provides certain additional pension benefits (See “Employment Contracts, Termination of Employment and Change-In-Control Arrangements”, below). All the named executives have two years of credited participation under the Company’s SERP.

      In connection with the Offer and the Merger, the Company has amended the SERP. See “Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates — SERP” under Item 3 of the Schedule 14D-9.

Employment Contracts, Termination of Employment and

Change-in-Control Arrangements

      The Company has an employment contract with Mr. Fricks for a term ending December 12, 2001. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company Board at least 90 days prior to the expiration of the agreement. Effective January 1, 2001, Mr. Fricks will be paid a base salary of $650,000. Mr. Fricks’s base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Fricks also receives annual financial planning services and retirement and other benefits. The contract provides that, upon Mr. Fricks’s separation from the Company, he will receive career transition assistance of up to $75,000. Upon an involuntary termination of Mr. Fricks’s employment, or if the term of the agreement is not extended:

•	Mr. Fricks is entitled to receive a severance payment in an amount equal to three (3) times the sum of his then current base salary and the greater of his target bonus for the calendar year in which his termination of employment occurs or the bonus most recently awarded to Mr. Fricks; and

•	subject to the approval of the Company Board, Mr. Fricks’s outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

The contract includes a supplemental pension agreement that provides for certain retirement benefits such that his total pension is the greater of 60% of the sum of the three-year average of his base pay and the three-year average of his short-term incentive compensation, or the actuarial equivalent of any earlier retirement benefit that he could have elected to receive. Under this employment contract, it is estimated that, at normal retirement, Mr. Fricks will receive a supplemental annual retirement benefit of $411,000.

      In connection with the Offer and the Merger, the Company has amended its employment agreement with Mr. Fricks to provide that, in the event of Mr. Fricks’s early retirement from the Company, he will continue to be provided, until his normal retirement date at age 65, use of a corporate jet aircraft for up to 30 hours of airtime per year on the same basis on which an aircraft is currently made available to Mr. Fricks, including a gross-up payment for federal and state income tax purposes.

      The Company also has an employment contract with Mr. Schievelbein for a three-year term commencing June 1, 1998. The contract provides for automatic one-year extensions unless a notice of termination is given by the Company at least 90 days prior to the expiration of the contract. Effective January 1, 2001, Mr. Schievelbein will be paid a base salary of $435,000. Mr. Schievelbein’s base salary is subject to such adjustments as may, from time to time, be approved by the Compensation Committee of the Company Board. Mr. Schievelbein also receives annual financial planning services and retirement and other benefits. The contract provides that, upon Mr. Schievelbein’s separation from the Company, he will receive career transition assistance of up to $50,000. Upon an involuntary termination of Mr. Schievelbein’s employment, or if the term of the agreement is not extended:

•	Mr. Schievelbein is entitled to receive a severance payment in an amount equal to two times his total cash compensation (base salary plus target bonus) in effect on the date of his termination of employment; and

•	subject to the approval of the Compensation Committee, Mr. Schievelbein’s outstanding restricted stock, stock option and performance share awards will vest and/or become exercisable.

      The Company has a Change in Control Severance Benefit Plan for Key Executives (referred to herein as the “Change in Control Severance Plan”) for the benefit of certain executives and officers whose positions are terminated under certain circumstances following a change in control of the Company. Under the Change in Control Severance Plan, in the event of a participant’s termination of employment without “cause” or due to “constructive termination” (in each case within the meaning of the Change in Control Severance Plan), which includes the failure to provide the employee with a position at General Dynamics immediately following the Merger that is equivalent to the position the employee holds at the Company, within three years following a change in control, the participant would be entitled to receive the following severance benefits:

•	a participant who is a key executive of the rank of Senior Vice President and above, or who is otherwise specified in the plan (a “Tier I Executive”), would receive three times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

•	a participant who is not a Tier I Executive (a “Tier II Executive”) would receive two times the sum of his annual salary and the greater of his average bonus awards, together with any special awards, over the last three years or his targeted bonus in effect at the time of the change in control;

•	continued medical, dental, vision, group life insurance and long-term disability coverage following termination of employment for a period of three years, if the participant is a Tier I Executive, or two years, if the participant is a Tier II Executive;

•	if the participant is also a participant in the SERP participant’s accrued benefit under such plan will be determined by adding three years to his service and participation and five years to his age, and all non-qualified pension payments to the participant may, at his election, be paid in a lump sum;

•	if the participant has deferred compensation under the Deferred Compensation Plan, the participant will receive the portion of his company match account under the Deferred Compensation Plan that would be forfeited upon termination of employment; and

•	if the participant is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the participant will receive a gross-up payment so that the participant will be in the same after-tax position he would have been in had no excise tax been imposed.

      A Tier I Executive is also entitled to receive the benefits described above if the participant voluntarily terminates his or her employment, for any reason or no reason, during the 30-day period following the first anniversary of the completion of the merger.

      In connection with the Offer and the Merger, the Company has amended the Change in Control Severance Plan. See “Certain Agreement, Arrangements or Understandings Between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates — Change in Control Severance Plan” under Item 3 of the Schedule 14D-9.

ANNEX B

[CREDIT SUISSE FIRST BOSTON CORPORATION LETTERHEAD]

April 24, 2001

Board of Directors
Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, Virginia 23607

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the common stock of Newport News Shipbuilding Inc. (“Newport News”), other than General Dynamics Corporation (“General Dynamics”) and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of April 24, 2001 (the “Merger Agreement”), among General Dynamics, Grail Acquisition Corporation, a wholly owned subsidiary of General Dynamics (“Merger Sub”), and Newport News. The Merger Agreement provides for, among other things, (i) a tender offer by Merger Sub to purchase all outstanding shares of the common stock, par value $0.01 per share, of Newport News (“Newport News Common Stock”) at a purchase price of $67.50 per share, net to the seller in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer, the merger of Merger Sub with and into Newport News (the “Merger” and, together with the Tender Offer, the “Transaction”) pursuant to which each outstanding share of Newport News Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Newport News. We also have reviewed certain other information relating to Newport News, including financial forecasts, provided to or discussed with us by Newport News, and have met with the management of Newport News to discuss the business and prospects of Newport News. We also have considered certain financial and stock market data of Newport News and we have compared those data with similar data for publicly held companies in businesses similar to Newport News and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have been advised, and have assumed, that the financial forecasts for Newport News have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Newport News as to the future financial performance of Newport News. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Newport News, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Newport News. Our opinion does not address the relative merits of the

B-1

Board of Directors
Newport News Shipbuilding Inc.
April 24, 2001

Transaction as compared to other business strategies that might be available to Newport News, nor does it address the underlying business decision of Newport News to proceed with the Transaction.

We have acted as financial advisor to Newport News in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates have in the past provided investment banking and financial services to Newport News unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of Newport News and General Dynamics and their affiliates for our own and such affiliates’ accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Newport News in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Newport News Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Newport News Common Stock is fair to such holders (other than General Dynamics and its affiliates), from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

B-2

ANNEX C

RECENT TRANSACTIONS IN SHARES

BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

			Price/
			Exercise
	Transaction		Price Per
Name	Date	Shares	Share ($)	Transaction Type (a)

Admiral Leon A. Edney (Ret.)	03/22/01	2,000	49.1925	Exercise of options and sale of Shares
Joseph J. Sisco	03/19/01	334	27.38	Exercise of options
	03/19/01	667	30.62	Exercise of options
William P. Fricks	03/29/01	53.3647	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	127.361	41.6925	Purchase of Shares via ESPAP
	04/12/01	12.7772	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	2.9745	52.2836	Purchase of Shares via ESPAP
	04/27/01	3.4765	64.7198	Purchase of Shares via 401(k) Plan
Thomas C. Schievelbein	03/29/01	83.2985	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	127.361	41.6925	Purchase of Shares via ESPAP
	04/12/01	1.8509	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	2.9751	52.2836	Purchase of Shares via ESPAP
	04/27/01	16.8032	64.7198	Purchase of Shares via 401(k) Plan
Charles S. Ream	03/29/01	37.9684	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	127.361	41.6925	Purchase of Shares via ESPAP
	04/12/01	0.0876	52.3854	Purchase of Shares via 401(k) Plan
	04/27/01	45.1950	64.7198	Purchase of Shares via 401(k) Plan
Stephen B. Clarkson	03/29/01	86.7674	47.627	Purchase of Shares via 401(k) Plan
	04/12/01	3.1041	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	0.1128	52.2836	Purchase of Shares via ESPAP
	04/27/01	63.8522	64.7198	Purchase of Shares via 401(k) Plan
W. G. Cridlin, Jr.	03/29/01	26.9453	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	17.9888	47.6925	Purchase of Shares via ESPAP
	04/12/01	3.6371	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	0.7695	52.2836	Purchase of Shares via ESPAP
	04/27/01	19.829	64.7198	Purchase of Shares via 401(k) Plan
M. Roger Eshelman	03/07/01	2,006.1	57.397	Intraplan Transfer in the 401(k) Plan
	03/29/01	25.4755	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	107.9331	41.6925	Purchase of Shares via ESPAP
	04/18/01	1.6244	52.2836	Purchase of Shares via ESPAP
	04/27/01	18.7474	64.7198	Purchase of Shares via 401(k) Plan
Alfred Little, Jr.	03/29/01	33.6818	47.627	Purchase of Shares via 401(k) Plan
	04/12/01	1.2156	52.3854	Purchase of Shares via 401(k) Plan
	04/27/01	24.7864	64.7198	Purchase of Shares via 401(k) Plan
C. Michael Petters	03/29/01	28.207	47.627	Purchase of Shares via 401(k) Plan
	04/04/01	17.9888	41.6925	Purchase of Shares via ESPAP
	04/12/01	1.2301	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	0.3496	52.2836	Purchase of Shares via ESPAP
	04/27/01	20.7574	64.7198	Purchase of Shares via 401(k) Plan

C-1

			Price/
			Exercise
	Transaction		Price Per
Name	Date	Shares	Share ($)	Transaction Type (a)

D. Scott Stabler, II	03/27/01	4,683	49.00	Sale of Shares
	03/29/01	19.5966	47.627	Purchase of Shares via 401(k) Plan
	04/03/01	1,987	16.286	Exercise of options
	04/03/01	2,981	12.945	Exercise of options
	04/03/01	4,637	14.568	Exercise of options
	04/12/01	1.749	52.3854	Purchase of Shares via 401(k) Plan
	04/16/01	1,500	54.1933	Sale of Shares
	04/27/01	14.4211	64.7198	Purchase of Shares via 401(k) Plan
Charles P. Wingfield, Jr.	03/29/01	22.2545	47.627	Purchase of Shares via 401(k) Plan
	04/12/01	3.6434	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	0.0006	52.2836	Purchase of Shares via ESPAP
	04/27/01	16.377	64.7198	Purchase of Shares via 401(k) Plan
D. Rick Wyatt	03/29/01	19.5966	47.627	Purchase of Shares via 401(k) Plan
	04/12/01	1.4577	52.3854	Purchase of Shares via 401(k) Plan
	04/18/01	0.3362	52.2836	Purchase of Shares via ESPAP
	04/27/01	14.4211	64.7198	Purchase of Shares via 401(k) Plan

(a)	Purchases of Shares pursuant to the 401(k) Plan are effected by the trustee, based on elections made by the participants before commencement of the 60 day period covered by this table. The Shares are held by the trustee and allocated to the participants’ accounts. Purchases of Shares pursuant to the ESPAP, which is the Company’s Employee Stock Purchase & Accumulation Plan, are based on the participants’ accumulated payroll deductions during the offering periods under the ESPAP. All elections by the executive officers and directors with respect to the ESPAP purchases listed in this table were made before commencement of the 60 day period covered by this table.

C-2